
RECEIVED
2005
185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
(as amended by Amendment No. 1 on Form 10-K/A filed on July 29, 2005)

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number 0-29332


05066635

PEAK INTERNATIONAL LIMITED
(Exact name of registrant as specified in its charter)

Bermuda	**Not applicable**
(Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
38507 Cherry Street, Unit G, Newark, California	**94560**
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code: (510) 449-0100

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value US $0.01 per share	NASDAQ National Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of Common Stock held by non-affiliates of the Registrant was approximately $42,853,066 as of September 30, 2004, based upon the closing sale price of $5.28 on the NASDAQ National Market reported on such date. This calculation does not reflect a determination that certain persons or entities are affiliates of Registrant for any other purpose.

As of June 9, 2005, the number of shares of Common Stock outstanding was approximately 12,420,388.

PEAK INTERNATIONAL LIMITED
2005 FORM 10-K

TABLE OF CONTENTS

All references to the "Company," "Peak," "we," "us" or "our" in this Annual Report on Form 10-K ("Annual Report") are references to Peak International Limited, a company incorporated under Bermuda law on January 3, 1997, and, unless the context otherwise requires, its subsidiaries and predecessors. All references to "Peak (HK)" in this Annual Report are to Peak Plastic & Metal Products (International) Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company and, unless the context otherwise requires, its subsidiaries and predecessors. References in this Annual Report to our historical business and operations assume that the corporate reorganization in 1997 (the "Restructuring") by which, among other things, Peak (HK) became a wholly-owned subsidiary of the Company and the Company acquired its other subsidiaries, had already occurred as of the times to which the references relate. Any discrepancies in the tables included in this Annual Report between the amounts indicated and the totals thereof are due to rounding. All references to "US Dollars," "US$" or "$" in this Annual Report are to United States dollars, references to "HK Dollars" or "HK$" are to Hong Kong dollars.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect our view at the time of this Annual Report with respect to future events and financial performance. We intend for the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. These statements, which include statements regarding our beliefs regarding the benefits of our recycling business, our beliefs regarding our distribution capabilities, our beliefs regarding the benefits of our products, our beliefs regarding the benefits of our in-house tooling facilities, our expectation that we will meet our cash requirements for 2006 from cash flows from operations, our plans to expand capacity and replace fixed assets, the Company's belief that it is not contractually obligated to pay taxes and other amounts owed by the factory at which the Company's products are manufactured and its expectations regarding the assessment of any penalties on such amounts, the Company's expected financial position, business and financing plans, our beliefs that our existing cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next 12 months, our expectation that we will be able to renegotiate the terms and conditions of our processing agreement, our beliefs that our operations in the PRC are now in compliance with the applicable PRC legal and regulatory requirements relating to environmental matters and custom duties, statements regarding intellectual property rights of third parties, statements regarding our critical accounting policies, and statements regarding the validity of lawsuits against the Company are forward-looking statements. Such forward-looking statements are identified by use of forward-looking words such as "anticipates," "believes," "plans," "estimates," "expects," and "intends" or words or phrases of similar expression. These forward-looking statements are subject to various assumptions, risks and uncertainties, including but not limited to, economic conditions in the semiconductor and disk drive industries, any future economic downturn, demand for the Company's products, the Company's dependence on significant customers, technology developments affecting the Company's products, the Company's ability to raise additional capital if necessary, the price and availability of raw materials, fluctuations in currency markets, the outcome of lawsuits by and against the Company, difficulties related to working in the PRC, including regional government and processing partner relations and contracts, foreign currency exchange laws, taxation and health issues, and amounts the Company may have to pay for back taxes and social insurance contributions to the PRC tax authorities. Actual results could differ materially from those contemplated by the forward-looking statements as a result of these factors and those set forth under "Factors Which May Affect Operating Results" below. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based. Investors are cautioned not to place undue reliance on these forward-looking statements.

PART I

ITEM 1. *BUSINESS*

General

We are a leading supplier of precision engineered packaging products for the storage, transportation and automated handling of semiconductor devices and other electronic components. Our products are designed to interface with automated handling equipment used in the production and testing of semiconductor and electronic products. Our customers include semiconductor companies such as Texas Instruments, ST Microelectronics, Philips and Freescale (a spin off of the semiconductor assets of Motorola), disk drive manufacturers such as Seagate as well as subcontract assembly and test companies such as ASAT, STATS ChipPAC, Siliconware Precision Industries Co. Ltd ('SPIL"), Amkor and ASE. Our products are designed to ensure that semiconductor devices and electronic components, which are often delicate and may have significant value, are protected from mechanical and electrical damage during storage, transportation and automated handling.

We principally produce matrix and disk drive trays, carrier tapes and reels. In March 2005, we exited the production and sale of shipping tubes. We also produce leadframe boxes and interleaves used in the storage and transportation of leadframes. In addition, we collect and sell recycled matrix trays. We believe that our recycling programs, whereby we collect and recycle products we manufacture and products manufactured by others, enable us to expand our customer base by supplying both newly-manufactured and recycled products to customers.

Our main production facilities, located in Shenzhen in the People's Republic of China, or the PRC, and operated pursuant to a processing agreement with an unaffiliated PRC company, are equipped with injection molding machines, extruders, carrier tape machines, mixing machines, ultrasonic welding machines and other machinery and equipment. We maintain in-house tooling facilities capable of producing the molds used for production, dies and tooling for sale and spare parts for machines used in our production processes. We also have in-house compounding capabilities for the mixing, blending and pelletizing of raw materials used in our production processes. In addition, we maintain computer aided design, or CAD, stations, which are linked electronically to our sales offices to enable the sharing of design information. Finalized designs are transmitted electronically to our in-house tooling facilities for the production of molds and dies.

We maintain recycling programs through which we, our agents and independent contractors collect used trays in Asia. We also purchase products to recycle from independent dealers. We recycle trays manufactured by us or by others, collected from end users, such as surface mount technology, or SMT, companies and other types of assemblers of circuit boards and manufacturers of electronic products and systems. Most of the trays collected or purchased are then transported to our production facilities in Shenzhen, the PRC, where we process them through inspection, cleaning and anti-static coating, if appropriate. We then place the trays into inventory in our warehousing facilities pending sale to our customers. Recycled trays that do not meet our quality requirements, or for which there is insufficient demand, are ground and reused in the manufacturing processes for new products. Currently, we collect approximately one and a half million trays each month for recycling. By using recycled trays in our operations, we are able to decrease our cost of goods sold, and increase our operating margin without increasing prices.

We maintain eight sales offices, located in Hong Kong, the PRC, Taiwan, Singapore, Malaysia, and the United States, whereby direct sales are made to customers, and representative offices in the PRC, the Philippines, and Italy, that provide customers with technical information. We also sell our products through three sales agents located in Japan, South Korea, and Taiwan. We maintain, either directly or through our local sales representatives, a network of 25 Just-in-Time, or JIT, warehouses located in Asia, North America and Europe, near our customers' production facilities which allow us to rapidly meet our customers' needs.

Our principal executive office is located at 38507 Cherry Street, Unit G, Newark, California, CA 94560 and our main telephone number is (510) 449-0100.

Strategy

Our objective is to increase our market presence in serving the semiconductor and electronics industries by providing top quality service, precision engineered packaging solutions and recycling alternatives to manufacturers of semiconductor devices, disk drives and electronic components through our integrated manufacturing capability and our recycling programs. The key elements of our business strategy are as follows:

Maintain Close Customer Relationships. We plan to maintain close relationships with our customers through a network of strategically located sales, customer service and product distribution sites and by working closely with our customers in developing precision engineered packaging solutions for the storage, transportation and automated handling of their products. We believe that our ability to distribute our products to customers located in Asia, North America and Europe allows us to compete effectively with other suppliers of packaging products to the semiconductor, disk drive and electronics industries. Customer reliance on quick delivery drives our product strategy with respect to both new and recycled products. We believe that our recycling programs enable us to expand our customer base by providing us with opportunities to supply both newly manufactured and recycled products to customers.

Shorten Delivery Time. We plan to attract and retain customers based on our ability to deliver large quantities of products on short notice to meet customer demand. We believe that short delivery time is of particular importance to our customers because, in the semiconductor and electronics industries, requirements for packaging products are sometimes difficult to forecast accurately. We believe that stocking certain key products in our network of JIT warehouses, maintained either by us or by our local sales representatives reduces the amount of time required for the delivery of our products to our customers, thereby improving our responsiveness to customer requirements for flexibility in delivery and generally facilitating the improvement of inventory management by our customers. In addition, we believe our in-house tooling facilities and raw material mixing and compounding capabilities reduces the need to work with sub-contractors and enables us to achieve shorter production cycles.

Offer a Broad Range of Products. Our current product offerings, which include matrix and disk drive trays, carrier tape and reels, allow us to service a broad range of customers, who often have needs across multiple product categories. We are also currently engaged in the research and development of new products, with an emphasis on packaging products designed to carry high-value semiconductor and electronic components. Our production facilities have been formally approved, or "qualified," by a number of our customers across our product categories. We believe that our customers value the range of our product offerings allowing us to compete effectively. Our in-house design and tooling capabilities help reduce the time needed for the development of new products and product features and facilitate our development of custom products which typically requires different prototype stages during product development. Our in-house design and tooling capabilities also facilitate our development of new product features such as the "enhanced pocket strength," "anti-reflective wall" and "high strength ring pedestal" features for our carrier tape products. In addition, our in-house raw material mixing and compounding capabilities help us create products to meet customer specifications as to certain characteristics such as color, transparency and hardness. Our recycling programs also enable us to supply a broad range of recycled trays to our customers.

Maintain Volume Supply Capabilities. We plan to continue to maintain our production and tooling capacities and our recycling programs to maintain our high volume supply capabilities. Between fiscal 1993 and 2001, we were expanding the production capacity of our facilities in Shenzhen, the PRC in order to meet growing demand for our products. Our expansion plan was put on hold during the slow-down of the semiconductor industry between fiscal 2002 and 2003. We added approximately $5.6 million and $6.4 million of capital equipment in fiscal 2005 and 2004 respectively, primarily to increase capacity and to handle new products.

Emphasize Quality Assurance and Process Control. We plan to continue to maintain our standard of high quality products. We have a quality assurance and process control department which, as of March 31, 2005, consisted of approximately 175 technicians and on-line process controllers. Quality assurance and process control procedures are performed at each major stage of production. These include the inspection of incoming raw materials, statistical process control at the injection molding for trays and reels and the inspection and testing of finished products. Our production facilities in Shenzhen, the PRC, obtained International Standard Organization, or ISO, 9002 and 14001 certification in October 1994 and August 2000 respectively and are subject to follow-up surveillance audits conducted semi-annually thereafter in accordance with normal ISO procedures. In addition, before making high volume purchases from us, customers generally require us to undergo a one to two month qualification process. These qualification processes often include on-site certification of our production facilities by members of the customer's engineering and quality control staff. Our production facilities in Shenzhen, the PRC, have been qualified by many of our customers including ST Microelectronics, ASE, Seagate, Amkor, Freescale, Philips, Texas Instruments, SPIL, STATS ChipPAC and ASAT. We believe that in addition to our quality assurance and process control department, our in-house design and tooling facilities and raw material compounding capabilities have enabled us to control the quality of our products.

History

We were organized in 1992 by Mr. T. L. Li, a semiconductor industry entrepreneur and investor, and were incorporated as an exempted company with limited liability in 1997 under the laws of Bermuda. In the same year, we combined with a manufacturer of integrated circuit shipping tubes with production facilities in Shenzhen, the PRC. We augmented our in-house tooling capability and commenced the production and sale of matrix trays. At the same time, we commenced the establishment of a distribution network of JIT warehousing facilities located near areas of semiconductor manufacturing activity. Additionally, we commenced the operation of our recycling programs through subsidiaries doing business under the trade name "SemiCycle." In 1994, we commenced the sale of the reels used in tape-and-reel IC carriers. In 1996, we commenced the sale of the tapes used in such carriers and in 2001, we commenced the sale of matrix trays used by disk drive manufacturers. Since 1992, we have expanded the production capacity of our facilities in Shenzhen, the PRC in order to meet growing demand. Our expansion plan was put on hold during the slow-down of the semiconductor industry between fiscal 2002 and 2003.

Markets That We Serve

Our products are used for the storage and transportation of semiconductor devices and other electronic components such as read-write heads for disk drives, connectors, resistors and capacitors. We design our products to interface with automated handling equipment used in the manufacture and testing of semiconductor and electronic products.

Semiconductors

Semiconductors are the basic building blocks used to create a variety of electronic products and systems. Continual improvements in semiconductor process and design technologies have enabled the production of complex, highly integrated circuits which provide faster execution, increased functionality and greater reliability. As a result, semiconductor demand has experienced growth in markets for products such as computers, communications, consumer electronic devices, automotive products and industrial automation and control systems.

Semiconductors are often classified as discrete devices such as individual diodes, transistors or ICs. In ICs, thousands of functions are combined on a single chip of silicon to form a more complex circuit, which is then encapsulated in plastic, ceramic or other materials (forming a module) for connection to a circuit board.

In pin-through-hole, or PTH, technology, modules are attached to circuit board by pins, also called input/ output, or I/O, leads, inserted through or soldered to plated holes in the printed circuit board. PTH is one of the earliest technologies in the assembly of printed circuit boards. PTH semiconductor devices, such as PDIP (Plastic Dual In-Line Package) modules, are typically sorted and transported in IC shipping tubes. We produced shipping tubes until March 2005, at which point we exited the shipping tube business.

In the more technologically advanced surface mount technology, or SMT, the leads on ICs and other electronic components are soldered to the surface of the printed circuit board rather than inserted into holes. SMT can accommodate a substantially higher number of leads than PTH, thereby permitting the board to interconnect a greater number of integrated circuits. This, in turn, allows tighter component spacing which permits a reduction in the dimensions of the printed circuit board. Because of their high lead counts, most of the very large scale integrated circuits are configured for surface mounting. Additionally, SMT allows components to be placed on both sides of the circuit board, thereby permitting even greater density. The substantially higher number of leads and finer lead-to-lead spacing or "pitch" in SMT products require packaging solutions which are more exact than for PTH products. In addition, certain SMT products are sensitive to moisture absorption and typically undergo a baking process before surface mounting, and consequently require robust packaging solutions which are resistant to high temperature. SMT semiconductor devices are typically stored and transported in matrix trays or tape-and-reel carriers, like the ones we produce.

Electronic Components

Our products are used to package other electronic components, including connectors, resistors, capacitors and disk drive read-write heads. Connectors are electro-mechanical devices that allow an electronic signal to pass from one device to another. They are used to connect wires, cables, printed circuit boards, flat cable and other electronic components with each other and to related equipment. Connectors are found in virtually all electronic products including computers, printers, disk drives, modems, VCRs, radios, medical instruments, airplanes, appliances, cellular telephones, pagers and automobiles. Original equipment manufacturers in the electronics industry generally use connectors to complete the design and manufacture of their products.

Resistors are basic components used in all forms of electronic circuitry to adjust and regulate levels of voltage and current. They vary widely in precision and cost, and are manufactured in numerous materials and forms. Resistive components may be either fixed or variable, depending on whether the resistance is adjustable (variable) or not (fixed). Resistors can also be used as measuring devices, such as resistive sensors. Resistive sensors or strain gauges are used in experimental stress analysis systems as well as in transducers for electronic measurement of loads (scales), acceleration and fluid pressure.

Capacitors perform energy storage, frequency control, timing and filtering functions in most types of electronic equipment. The more important applications for capacitors are electronic filtering for linear and switching power supplies, decoupling and bypassing of electronic signals for ICs and circuit boards, and frequency control, timing and conditioning of electronic signals for a broad range of applications.

Disk drive read-write heads are electro-mechanical devices employed to access data stored on magnetic surfaces enclosed within the disk drives.

Products and Production Processes

We produce matrix and disk drive trays, carrier tapes and reels. We produced shipping tubes until March 2005, at which point we exited the shipping tube business. We also sell recycled matrix trays. In addition, we produce a limited number of leadframe boxes and leadframe interleaves used in the storage and transportation of leadframes.

Our products are typically categorized by their dimensions and configurations, the type and size of semiconductor devices they carry, and their physical characteristics, in particular their resistance to deformation, or warpage, at various temperatures. Our products are also categorized by their electrostatic properties as conductive, dissipative or anti-static. Conductive and dissipative products are manufactured by adding carbon fiber or carbon powder to the plastic compound. Anti-static characteristics are achieved by applying a coating to the surface of the product to prevent the accumulation of surface electrostatic charges.

Tray Products

Our IC tray products may be used to store and transport SMT semiconductor devices. The outer dimensions of IC matrix trays are generally fixed by industry standards prescribed by electronic industry associations such as the Joint Electron Device Engineering Council, or JEDEC, in the United States and the Electronic Industries Association of Japan, or EIAJ, in Japan. We sell high temperature trays (which may be baked to temperatures up to 180 degrees Celsius), low temperature trays and non-bakeable trays.

Our three-dimensional tray products are used in the transportation of disk drive components such as read-write heads. Such trays are designed to interface with automated equipment to allow high-speed assembly of disk drives.

At the beginning of the tray production process, samples of incoming raw materials are inspected and tested for key material properties. Virgin raw materials are mixed and blended with other materials in accordance with our proprietary processes and production techniques and formed by injection molding machines into trays. The formed trays are then cleaned of surface contaminants. Trays that require anti-static coating are subsequently dipped in anti-static solution and dried. Trays made to be heat resistant undergo a baking process. Thereafter, we inspect samples of these new trays from each manufactured lot for visible defects and warpage, test for electrostatic discharge characteristics and check their dimensions prior to shipment.

Tape-and-Reel Products

Our tape-and-reel products may be used to store and transport SMT semiconductor devices and other modules, as well as other products used in the electronic industry, such as connectors. Tape-and-reel carriers comprise three parts: reels, carrier tapes and cover tapes. The semiconductor devices or other products to be carried are placed in pockets formed in the carrier tape, which is sealed with cover tape and wound around a reel for storage and transportation. We commenced sales of reels in 1994 and sales of carrier tapes in 1996.

The production process for reels is similar to that for trays except that we use different raw materials and that an additional process of ultrasonic welding is required following the injection molding process to weld two parts of the reel together. In the production of carrier tapes, we either purchase polystyrene pellets to extrude our own sheets or we purchase polystyrene or polycarbonate tapes from suppliers in large rolls, then we slit the tapes to desired widths. We form the carrier tapes by a combination of thermal, air pressure and hole punching processes, and thereafter inspect the new carrier tapes for visible defects prior to shipment. We resell cover tapes purchased from outside sources.

Tube Products

Our tube products may be used to store and transport certain SMT semiconductor devices that are configured differently from those requiring our tray products, PTH semiconductor devices and other products used in the electronic industry, such as connectors.

At the beginning of the tube production process, samples of incoming raw materials are inspected for conformity to specifications. Raw materials are mixed and blended and made into pellets, based on compounding formulae which vary depending on the characteristics, such as color, transparency and hardness, required for the product. We extrude the pellets into tubes, which we further process by hole punching, silk screen marking and applying an anti-static coating. Following this process, we inspect samples of the new tubes for visible defects and test them for electrostatic discharge prior to shipment.

In March 2005 we stopped the production and sale of shipping tubes and exited the tube business.

Other Products

In addition to the standard products in our principal product lines, we also produce an array of custom products which include customer-specific designs of trays, reels and carrier tapes. We also produce leadframe boxes and leadframe interleaves.

Product Development

We are currently engaged in the study and development of new products, with an emphasis on packaging products designed for the carriage of high-value components related to the semiconductor, disk drive and electronics industries. We undertake on-going research and development efforts which emphasize the development of features that require precision engineering in order to better serve our customer base. We have developed new product features for our carrier tape products, such as a "component carrier having high strength pocket" and a "component carrier having a pocket including a pedestal," for which patents have issued, as well as additional features for which patent applications are pending in the United States. The enhanced pocket strength feature improves the vertical crush resistance of the pockets in the carrier tape by corrugating the vertical sidewalls of the pockets. The high strength ring pedestal feature improves the lateral crush resistance of the pockets in the carrier tape by means of a trapezoidal shaped pedestal and a ring at the bottom of the pocket. An anti-reflective wall feature enables our customers to more effectively utilize their automated optical inspection equipment to inspect the semiconductor or electronic components placed in the carrier tape that we manufacture. By placing a chamfered corner in the wall of the carrier tape pocket, we reduce the amount of reflection which could interfere with the workings of automated optical inspection equipment. Research and development expenditures were $157,000, $236,000 and $136,000 for fiscal 2005, fiscal 2004 and fiscal 2003 respectively.

Recycling Programs

We conduct our collection operations through our subsidiaries and independent contractors. We recycle trays and reels collected from end users in Asia and Europe. We also purchase products to recycle from independent dealers. Tube products and carrier tape products are generally not recycled. Currently, we collect approximately one and a half million trays each month for recycling.

The trays collected through our recycling programs are primarily transported to our production facilities in Shenzhen, the PRC where we process them, including sorting, inspection, cleaning and anti-static coating, if appropriate. We then put these recycled products into inventory in our warehousing facilities pending sale to customers. Typical end users include SMT, and other types of assemblers of circuit boards and manufacturers of computers and other end products. Recycled trays that do not meet industry quality requirements, or for which there is insufficient demand, are ground and recycled for use in the manufacturing processes for new products.

Some jurisdictions in which our packaging products are sold or used have adopted or proposed laws and regulations with a view to promote, among other things, the recycling of packaging materials. In addition, the ISO has incorporated environmental considerations in formulating its ISO 14000 quality standards. We believe that our recycling programs provide our customers with opportunities to select the packaging products that best meet their requirements in terms of cost and environmental preferences. We believe that our recycling programs help our customers comply with environmental regulations and meet ISO standards with respect to environmental issues in several ways. First, we provide a recycling alternative to the traditional disposal methods of landfill and incineration. Second, our offerings of recycled products assist our customers in complying with or meeting "recycle- content" and "green product" regulations, standards or goals. In addition, our homogeneous carrier tapes may be more easily recycled than the laminated carrier tapes.

Customers

Our customers include semiconductor and component companies as well as subcontract assembly and test companies. We also sell products to manufacturers of disk drives, connectors, sockets, resistors, capacitors and other types of electronic components. In fiscal 2005, our top ten customers were ASE, Philips, ST Microelectronics, Freescale (a spin off of the semiconductor assets of Motorola), STATS ChipPAC, Amkor, SPIL, Seagate, ASAT Limited, and Texas Instruments who collectively accounted for 67.8% of our net sales in fiscal 2005. In fiscal 2004, these same customers accounted for 64.4% of our net sales. ASE accounted for 11.4% and 11.7% of our net sales in fiscal 2005 and 2004 respectively. No other customer accounted for 10% or more of our net sales in fiscal 2005 and 2004.

Pricing

The price quotations we provide generally contemplate the delivery of products within two weeks of the receipt of purchase orders. We charge higher prices when the customer desires shorter delivery time or additional services, such as local warehousing, special packaging provisions or special markings on the product. As a general policy, we price our recycled products at a discount to the price of corresponding new products.

Sales and Marketing

We maintain eight sales offices, located in Hong Kong, the PRC, Taiwan, Singapore, Malaysia, and the United States, whereby direct sales are made to customers, and representative offices in the PRC, the Philippines, and Italy, that provide customers with technical information. We also sell our products through three sales agents located in Japan, South Korea, and Taiwan.

We generally make our sales pursuant to purchase orders from our customers. Therefore, for the most part we do not have long-term agreements with or commitments from our customers for the purchase of products. While customers typically provide us with one-to two-month forecasts of their requirements, forecasts do not constitute binding orders.

The following table sets forth the geographic distribution of our net sales for the periods indicated. For more details, see note 21 of Notes to our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

	Year Ended March 31,		
	2005	2004	2003
North Asia	61.6%	59.7%	56.3%
South Asia	27.2	29.6	26.9
North America	5.6	6.1	11.1
Europe	5.6	4.6	5.7
	100.0%	100.0%	100.0%

North Asia consists of the PRC, Hong Kong, the Philippines, Taiwan, Japan and Korea while South Asia consists of Singapore, Malaysia and Thailand.

Distribution

We maintain, either directly or through our sales representatives, a network of warehouses located near the production facilities of our customers. The following table sets forth the locations of the warehouses that we or our local sales representatives maintain.

Asia	North America	Europe	Africa
Japan (two)	Newark, California,	Malta	Morocco
Malaysia (six)	U.S.A.	Italy	
the PRC (three)			
Hong Kong			
Taiwan (two)			
Thailand (three)			
The Philippines (two)			
Singapore (four)			
South Korea (five)			

We also offer drop shipment services for our products, which provide for the shipment of our products directly to end-users designated by our customers. Because drop shipment prohibits our customers from inspecting our products before their receipt by the end user, the quality of our products is an important consideration for our customers.

Customers generally place purchase orders with our sales office or sales agents near their locations. The orders are then entered into our computerized tracking system for processing by our sales and customer service staff. Employees at our production facilities in Shenzhen, the PRC generally respond to the local sales office upon receipt of the order with a committed shipping date.

Our office in Hong Kong is responsible for invoicing local sales offices and sales agents, who in turn issue customer invoices and handle collections.

Raw Materials

We can generally purchase the raw materials we use in the production of trays and reels from a variety of sources worldwide that charge similar prices. We purchase raw materials for trays principally from eight suppliers located in the United States, Malaysia, Australia, Japan, Korea and the PRC, while raw materials for reels are generally sourced from Korea and Malaysia. We purchase the polystyrene material and polycarbonate sheet used in our carrier tapes production process, as well as cover tapes, from suppliers located in Japan, Korea, Thailand, Australia, the United States and Europe. We purchased PVC compound used in the production of tubes from three suppliers located in Singapore and Shenzhen and Guangzhou, the PRC, but ceased purchasing PVC compound with the termination of our tube business in March 2005.

We generally order the various raw materials used in our production processes one and a half months before the materials are delivered to us. We try to maintain an inventory of raw materials for approximately two to three months of estimated production requirements at our facilities in Shenzhen, the PRC. Recycled trays that we or our agents collect are initially accounted for as part of our inventory of raw materials. After being sorted and processed, recycled trays that are to be reused are subsequently accounted for as part of our inventory of finished goods.

Quality Assurance and Process Control

We maintain a quality assurance and process control department. We perform quality assurance and statistical process control procedures at each major stage of production, including the inspection of raw materials, statistical process control at the injection molding (for trays and reels) and extrusion (for carrier tapes) stages and the inspection and testing of finished products. We also conduct "qualification" procedures for our raw material suppliers. We believe that, in addition to our quality assurance and process control department, our in-house design and tooling facilities and compounding capabilities have enabled us to control the quality of our products and that such integrated quality assurance system enables us to ensure end-product integrity and to maximize customer value.

Our production facilities in Shenzhen, the PRC were certified as meeting the ISO 9002 and 14001 quality standards by the ISO in October 1994 and in August 2000 respectively, and are subject to follow-up surveillance audits conducted semi-annually thereafter in accordance with normal ISO procedures. The ISO is an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes. The certification process involves subjecting our production processes and our quality management systems to review and surveillance for periods as long as nine months. The ISO certification is required by certain European countries in connection with sales of industrial products in such countries. In addition, such certification provides independent verification to our customers as to the quality control in our manufacturing processes and many of our customers require ISO certification as a prerequisite for purchasing from us.

Before making high volume purchases from us, prospective customers generally require our production facilities to undergo a one to two month "qualification" process. These qualification processes often include on-site certification of our production facilities by members of a customer's engineering and quality control staff. Our production facilities in Shenzhen, the PRC have been qualified by customers like ST Microelectronics, ASE, Seagate, Amkor, Freescale, Philips, Texas Instruments, Siliconware Precision Industries Co., Ltd. ("SPIL"), STATS ChipPAC and ASAT.

Competition

The markets for our products and services are highly competitive. Our products compete with similar products manufactured by other companies, some of which have substantially greater financial resources than we do.

We classify our competitors as large diversified manufacturers, large single-product manufacturers and small local job-shop style manufacturers. Large diversified manufacturers are typically divisions of large multinational companies which compete with us in markets for more than one product. Large single-product manufacturers typically have international operations similar to ours. Small local job-shop style manufacturers typically operate only within certain geographic regions, such as Taiwan and Singapore. We are not aware that any of our major competitors offer the range of products and services that we offer. We believe that we compete with large diversified manufacturers through our focus on serving the semiconductor, disk drive and electronic industries, with large single-product manufacturers through our broad range of product offerings and with smaller local job-shop style manufacturers through our international organization which enables us to meet the requirements of multinational customers with several production facilities at various locations.

We believe that the principal competitive factors in the markets for our products and services are responsiveness and flexibility (including short delivery cycles and the ability to supply large quantities on short notice), price, product quality and range of products and services available.

Environmental Matters

We are subject to various laws, rules and regulations in the PRC regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. We believe that we are in substantial compliance with applicable laws, rules and regulations relating to the protection of the environment and that our compliance will have no material effect on our capital expenditures, earnings or competitive position.

Employees

As of March 31, 2005, we had 230 employees at our offices located in Asia, North America and Europe. Our employees are not covered by any collective bargaining agreements.

Our main production facilities in Shenzhen, the PRC are operated pursuant to a processing agreement with an unaffiliated PRC company initially entered into in May 1987 and subsequently amended and renewed in May 1994 and December 1996. We entered into the processing agreement with the unaffiliated PRC company which was formed by the Shenzhen Municipal Longgang District Foreign Economic Service Company, a company controlled by the local government of the Longgang District of Shenzhen. The current term of the processing agreement expires on May 28, 2016. Under the processing agreement, the PRC Company has agreed to provide the personnel for the operation of our facilities in Shenzhen, the PRC and render assistance in dealing with all matters relating to the import and export of raw materials and our products. Such personnel are not our direct employees. The processing agreement provides for our payment of a monthly fee to the PRC company for each worker. The processing agreement also provides for the renegotiation of the fee every two years, in addition to an annual fee based on the quantity of products manufactured each year. As of March 31, 2005 the personnel employed at the production facilities in Shenzhen, the PRC numbered approximately 2,180.

Insurance

We maintain insurance policies covering risks of losses due to fire, flood and other natural disasters. Our insurance policies cover certain of our buildings, machinery and equipment, raw materials and inventory. We also maintain business interruption insurance. Significant damage to any of our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our results of operations and financial condition. Additionally, we maintain directors and officers insurance covering the payment and defense of certain claims asserted against our directors and officers. We are not insured against the loss of our key personnel.

Patents and Trademarks

We have obtained several patents in the United States and have additional patent applications pending in the United States and in several Asian countries in which we operate. We do not believe that these patents provide a competitive advantage to us.

Available Information

We file with the Securities and Exchange Commission (the "SEC") our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports to be filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the Public Reference Room by calling 1-800-SEC-0330. The SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Our internet address is *www.peakf.com.* We make available, free of charge, through our internet website copies of our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Information contained on our website is not incorporated by reference unless specifically referenced herein.

ITEM 2. ***PROPERTIES***

Our principal executive office is located at 38507 Cherry Street, Unit G, Newark, California, CA 94560.

Our main production facilities are located in Shenzhen, the PRC in a plant with a total floor space of approximately 273,000 square feet.

We maintain a tooling shop on the premises of our production facilities in Shenzhen, the PRC that we use to make the molds we need for production, dies and tooling for sale, and spare parts for equipment used in our production process. As of March 31, 2005, the tooling shop, with a total floor space of approximately 25,000 square feet, employed 113 tool makers.

Our existing facilities in Shenzhen, the PRC are operated pursuant to processing agreements with an unaffiliated PRC company. These facilities are located on land which was leased from the PRC government by our wholly-owned subsidiary, Warden Development Ltd. ("Warden") under land use certificates and agreements with terms of fifty years from May 1, 1992. The buildings comprising the facilities were owned by Warden. The land and the buildings for the plant in operation ("Land and Building") were in turn leased by Peak (HK) from Warden under a two-year lease which commenced in April 2001 and was renewed for another two years in April 2003. Peak (HK) owns the machinery and equipment in the Shenzhen facilities. Under current PRC law, all land belongs to the government, and individuals and enterprises may only lease land from the government.

On November 30, 2004, the land lease and buildings comprising the production facilities described above were transferred from Warden to another wholly-owned subsidiary, Peak China Property Ltd ("Peak China"). After the transfer, Warden owned a partially completed industrial building. This incomplete industrial building is located approximately three miles from the existing production facilities. We completed the sale of this building through the sale of Warden, which owned the incomplete building, on April 13, 2005 for approximately $7.7 million in cash.

ITEM 3. *LEGAL PROCEEDINGS*

R.H. Murphy Co., Inc. ("Murphy") is the owner of U.S. Reexamined Patent 5,400,904 C1 and certain corresponding foreign patents, which patents are directed to specific features in trays used to carry integrated circuits. Murphy has notified us and certain of our customers that it believes these patents are infringed by certain integrated circuit trays that we provided to our customers, and indicated that licenses to these patents are available. We do not believe that any valid claim of these patents is infringed, and are proceeding consistent with that belief.

On July 8, 2002, we placed a security bond of approximately $301,000 at a Taiwanese district court in connection with a preliminary injunction order so that we can continue to sell trays in Taiwan without being interrupted by Murphy and its three distributors in Taiwan. The Taiwanese district court granted the preliminary injunction order in June 2002, after which Murphy's three local distributors filed an appeal with the Taiwanese high court against the grant of the order by the district court. In December 2002, the high court ruled that the anti-injunction order should be revoked. In February 2003, we filed an appeal to the Taiwanese Supreme Court which was granted and resulted in the dismissal of Murphy's local distributors' appeals. The grant of the preliminary injunction order has now become final and, accordingly, it is unlikely that Murphy or its local distributors will be able to obtain preliminary injunctive relief against us or our Taiwan customers during the pendency of the underlying litigation. In addition, in October 2002, we filed a civil suit against Murphy with the Taiwanese district court seeking permanent relief in connection with the preliminary injunction order. An additional security bond of approximately $13,200 was placed with the Taiwanese court in connection with the underlying civil suit, which was later increased by approximately $23,820. If our effort to receive permanent relief is not successful, we may be required to forfeit the bonds and Murphy and its distributors in Taiwan may assert patent infringement claims against us which, if successful, could prevent us from selling certain of our products in Taiwan and could result in monetary damages. In December 2001, we also filed an action with the Taiwanese Intellectual Property Office to invalidate Murphy's patent. In February 2002, we also filed a complaint for unfair competition with the Fair Trade Commission against Murphy. The Fair Trade Commission dismissed the action and we have filed an appeal. That appeal was dismissed and we filed an administrative suit contesting the dismissal. At present, the outcome of this patent dispute cannot be predicted with reasonable particularity and no impact to the financial statements has been reflected in this respect.

In April 2005, the PRC tax authorities began an investigation into the withholding and payment of income taxes by the factory in Shenzhen for certain current and former employees of Peak, affiliates of Peak or other companies who performed services at the factory but may not have paid income taxes in the PRC and for whom the factory may not have withheld and paid income taxes. While no claim has been made at this time, the PRC tax authorities may seek to collect unpaid income taxes on salaries and expense allowances of certain current and former employees of Peak, affiliates of Peak or other companies who performed services in the PRC based on such worker's relationship with the factory, and interest and penalties on such amounts. Since some of these claims are based on income earned over several years, the amount of such taxes, accrued interest and penalties could be substantial. In the event the PRC tax authorities determine payments for back taxes, interest and penalties are owed, the potential consequences include substantial monetary claims against the factory or the seizure of the factory and our assets at the factory and the termination of substantially all of our production operations. We do not believe that we are liable for such claims, but in the event the PRC authorities asserted claims for such taxes against the factory, we may make such payments on a voluntary basis in order to avoid the seizure of the factory or our assets at the factory and keep it operational. Voluntary payments by us on behalf of the factory to the PRC tax authorities could diminish a significant portion of our current cash reserves and materially harm our operating results and business. At present, the outcome of this investigation cannot be predicted with reasonable particularity and no impact to the financial statements has been reflected in this respect.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended March 31, 2005.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market of Common Stock

Since November 1, 2000, shares of our common stock have traded on the NASDAQ National Market under the symbol "PEAK". Prior to this time, and on and after October 31, 1997, shares of our common stock traded on the NASDAQ National Market under the symbol "PEAKF". Prior to October 31, 1997, the shares traded on the NASDAQ National Market under the symbol "PITLF". Public trading of the shares commenced on June 20, 1997. Prior to that time, there was no public market for the shares. The following table sets forth the high and low sale prices for the shares as reported by the NASDAQ National Market for the periods indicated:

	Price Range of Common Stock	
	High	Low
Year Ended March 31, 2004:		
1st Quarter	$4.98	$3.45
2nd Quarter	5.59	4.36
3rd Quarter	6.44	5.40
4th Quarter	8.10	5.69
Year Ended March 31, 2005:		
1st Quarter	$8.00	$4.75
2nd Quarter	5.28	4.12
3rd Quarter	5.30	3.85
4th Quarter	4.27	3.10

Holders of Record

As of June 7, 2005, we had approximately 11 holders of record of our common stock. Because many of our shares are held by brokers and other distributions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have not paid any dividends on our common stock over the past three years and we do not anticipate paying any dividends in the foreseeable future. We intend to retain all earnings, if any, for general corporate purposes. The declaration and payment of dividends, if any, will be dependent on our results of operations, financial condition, cash requirements and other relevant factors, subject to the discretion of our board of directors.

Equity Compensation Plan Information

The information required to be disclosed by Item 201(d) of Regulation S-K "Securities Authorized for Issuance Under Equity Compensation Plans" is included under Item 12 of Part III of this Annual Report.

Bermuda Taxation

We are incorporated in Bermuda. Under current Bermudan law, we are not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payment of dividends by us to our shareholders. Furthermore, we have received from the Minister of Finance of Bermuda under the Exempted

Undertakings Tax Protection Act of 1966 an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income or on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, the imposition of such tax shall not be applicable to us or any of our operations, nor to the shares, debentures or other obligations of Peak until March 28, 2016. This assurance does not, however, prevent the imposition of any Bermuda tax payable in relation to any land in Bermuda leased to us or to persons ordinarily resident in Bermuda.

As an exempted company, we are liable to pay to the Bermudan government an annual registration fee not exceeding 27,825 Bermuda dollars (US$27,825) per annum calculated on a sliding scale basis by reference to its authorized share capital plus any share premium.

Exchange Controls and Other Limitations Affecting Security Holders

We have been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, whose permission for the free transferability of shares of our common stock has been obtained.

IT MUST BE DISTINCTLY UNDERSTOOD THAT, IN GRANTING SUCH PERMISSION, THE BERMUDA MONETARY AUTHORITY WILL ACCEPT NO RESPONSIBILITY FOR THE FINANCIAL SOUNDNESS OF ANY SCHEMES OR FOR THE CORRECTNESS OF ANY OF THE STATEMENTS MADE OR OPINIONS EXPRESSED HEREIN.

The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares within our current authorized share capital to or by such persons may be effected without specific consent under the Exchange Control Act 1972 and regulations thereunder. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

There are no limitations on the rights of holders of shares of our common stock who are non-resident in Bermuda for exchange control purposes to hold or vote their shares. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the shares, other than in respect of local Bermuda currency. We do not anticipate that we will transact business or make payments of dividends or other distributions in the local Bermuda currency.

In accordance with Bermudan law, share certificates are only issued in the names of corporations, partnerships or individuals. In the case of an applicant acting in a special capacity (for example, as trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to take notice of any person other than the person entered in the Register of Members of Peak.

As an exempted company, we are exempted from Bermudan laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company we may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy for terms of not more than 50 years or, with the consent of the Minister of Finance of Bermuda land held by lease or tenancy agreements for terms of not more than 21 years to provide accommodation or recreational facilities for officers or employees), (2) the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda dollars (US$50,000) without the consent of the Minister of Finance of Bermuda, (3) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority or (4) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

ITEM 6. *SELECTED CONSOLIDATED FINANCIAL DATA*

The selected consolidated income statement data for the years ended March 31, 2005, 2004 and 2003 and the selected consolidated balance sheet data as of March 31, 2005 and 2004 set forth below are derived from our audited consolidated financial statements included elsewhere herein and should be read with, and are qualified in their entirety by reference to, these financial statements, including the notes thereto. The selected consolidated income statement data for the fiscal years ended March 31, 2002 and 2001 and the selected consolidated balance sheet data as of March 31, 2003, 2002 and 2001 set forth below are derived from our audited consolidated financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America.

The consolidated financial data set forth below should be read with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation," and the consolidated financial statements and related notes thereto, included elsewhere herein.

	Year Ended March 31,				
	2005	2004	2003	2002	2001
	(In thousands, except share data)				
Income Statement Data:					
Net sales	$ 67,909	$ 63,756	$ 56,142	$ 45,333	$ 86,126
Cost of goods sold	(59,650)	(45,215)	(41,394)	(36,864)	(50,209)
Gross profit	8,259	18,541	14,748	8,469	35,917
Operating expenses:					
Selling and marketing	(12,118)	(12,106)	(10,071)	(7,845)	(9,207)
General and administrative	(6,641)	(6,588)	(7,768)	(8,815)	(10,571)
Research and development	(157)	(236)	(136)	(155)	(161)
Asset impairment(1)	—	—	(13,378)	—	(759)
(Loss) Income from operations	(10,657)	(389)	(16,605)	(8,346)	15,219
Other income (expense), net	93	269	(106)	(266)	(190)
Interest income, net	229	166	285	713	1,512
Income (Loss) before income taxes	(10,335)	46	(16,426)	(7,899)	16,541
Income tax benefit (expense)	1,126	(278)	(104)	(21)	(1,438)
Net (loss) income	$ (9,209)	$ (232)	$ (16,530)	$ (7,920)	$ 15,103
(Losses) Earnings per share:					
Basic	$ (0.74)	$ (0.02)	$ (1.30)	$ (0.61)	$ 1.10
Diluted	$ (0.74)	$ (0.02)	$ (1.30)	$ (0.61)	$ 1.08
Shares outstanding:					
Basic	12,396,344	12,228,781	12,688,651	12,914,700	13,701,001
Diluted	12,396,344	12,228,781	12,688,651	12,914,700	14,005,496
Balance Sheet Data:					
Cash and cash equivalents	$ 22,301	$ 20,303	$ 25,928	$ 29,217	$ 33,901
Total assets	80,659	87,885	88,023	103,816	118,341
Shareholders' Equity	63,811	72,645	74,256	90,782	104,872
Cash Flow Data:					
Net cash provided by (used in) operating activities	6,291	3,113	(793)	3,814	28,139
Net cash used in investing activities	(4,668)	(7,359)	(2,496)	(2,339)	(11,997)
Net cash (used in) provided by financing activities	434	(1,290)	20	(6,265)	(986)

(1) Asset impairment charges were recorded during the years ended March 31, 2003 and 2001, based on independent appraisal, due initially to the Company's decision to delay in the construction of a new plant in the PRC in fiscal 1999, then the drop in property value in the PRC in fiscal 2001, and the decline in the fair value of an unoccupied factory building as it was reclassified to an "asset to be disposed of by sale" in fiscal 2003.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION*

Overview

We are a leading supplier of precision engineered packaging products for the storage, transportation and automated handling of semiconductor devices and other electronic components. Our products are designed to interface with automated handling equipment used in the production and testing of semiconductor and electronic products. We produce principally matrix and disk drive trays, carrier tapes and reels. We produced shipping tubes until in March 2005 at which point we exited the shipping tube business. We also produce leadframe boxes and interleaves used in the storage and transportation of leadframes. In addition, we collect and sell recycled matrix trays. We primarily derive our revenue from the sale of these products.

During fiscal 2005, we experienced an increase in demand for products servicing the semiconductor business segment. Unit volumes increased and, while prices declined generally, the rate of decline was less than the two prior years. Disk drive tray sales fell as our major customer in this segment experienced unforeseen delays in the introduction of new products. During the year, petroleum prices increased significantly. As we are largely dependent on raw materials that are petroleum based and because we have been unable to pass these increased costs on to our customers, our gross margin as a percent of sales degraded substantially. We are working on ways to mitigate this increase in raw material costs during fiscal 2006.

The following information is based on, and should be read with, our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. Our consolidated net sales increased from $56.1 million in fiscal 2003 to $63.8 million in fiscal 2004, and to $67.9 million in fiscal 2005, reflecting primarily the gradual recovery of the semiconductor industry in fiscal 2004 and fiscal 2005. Our consolidated net loss decreased from $16.5 million in fiscal 2003 to $0.2 million in fiscal 2004, primarily due to the absence of an asset impairment charge of $13.4 million which was recorded in fiscal 2003. Our consolidated net loss increased to $9.2 million in fiscal 2005 primarily due to increased raw material costs caused by higher petroleum prices in fiscal 2005, an impairment charge of $0.7 million associated with a write down of plant, machinery and equipment used in our tape and reel businesses, a loss of $1.2 million related to the disposal and write-off of fixed assets, an inventory reserve of $2.0 million for recycled material that could not be economically utilized, $0.4 million of inventory reserve mainly for tubes, tapes and reels due to pricing trends and $1.3 million of expenses related to discrepancies in the computation and payment of taxes and social insurance contributions for workers at the factory that manufactures our products, which is located in Shenzhen, the PRC and operated pursuant to a processing agreement with an unaffiliated PRC company. Also included in the net loss for the year was a $0.3 million expense related to labor litigation in the factory in the PRC.

Critical Accounting Policies

In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, we must make a variety of estimates that affect the reported amounts and related disclosures. The following accounting policies are currently considered most critical to the preparation of our financial statements. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements.

Revenue Recognition

Our revenue is recognized when product has been shipped and title to the product has transferred to the customer. Title of the product may transfer to the end customer or distributor when shipped or when received by the customer based on a specific agreement. We evaluate the provision for estimated returns monthly, based on historical sales and returns. To date we have not experienced significant returns. Any increase in the level of returns could have a material and adverse effect on our financial statements.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision. We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligation to us, we record a specific reserve for bad debts against amounts due. A provision is also made based on the aging of the receivables. If circumstances change, such as the incurrence of higher than expected defaults or an unexpected material adverse change occurs regarding a major customer's ability to meet its financial obligations to us, our estimates of the recoverability of amounts due to us could be reduced by a material amount.

Inventory Valuation

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. At each balance sheet date, inventory on hand in excess of one year's demand or usage or those that were produced more than twelve months ago, are written down to zero. If actual future demand or market conditions are less favorable than those projected by management, additional write-downs may be required.

Valuation of Long-lived Assets

We assess the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant under-performance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the asset;
- significant negative industry or economic trends; and
- our market capitalization relative to net book value.

Upon the existence of one or more of the above indicators of impairment, we test such assets for a potential impairment. The carrying value of a long-lived asset is considered impaired when the estimated future cash flows, undiscounted, are less than the asset's carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Asset to be Disposed of by Sale

Asset to be disposed of by sale represents the factory under construction in Shenzhen, the PRC, together with the land use right on which the building is built and is stated at the lower of its carrying amount or fair value less cost to sell as of the balance sheet date in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets." Fair value was calculated on the basis of a professional valuation report on the property provided by an independent appraiser. As of March 31, 2005, fair value was calculated based on actual sales consideration received in full after year end.

Deferred Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes and tax bases of assets and liabilities in each of the jurisdictions in which we operate. This process involves us estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is more unlikely than likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Any change in the future recoverability of the deferred tax assets could significantly affect the results of our operations or cash flows.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Gains or losses on disposals are reflected in current operations. Major expenditures for betterments and renewals are capitalized. All ordinary repairs and maintenance costs are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives.

The useful lives of property, plant and equipment adopted for depreciation purposes are as follows:

Buildings	10 years
Plant, machinery and equipment	5-10 years
Molds	3-5 years
Leasehold improvements, furniture, fixtures and motor vehicles	5-10 years

Results of Operations

Cost of Goods Sold. Cost of goods sold primarily consists of costs of raw materials, labor, and manufacturing overheads.

Operating Expenses. Selling and marketing expenses primarily consists of freight and delivery costs, salaries and allowances. General and administrative expenses primarily consist of salaries and allowances and legal, professional and consulting fees. Research and development expenses primarily consist of raw material costs and fixed assets depreciation.

The following table sets forth, for the years indicated, certain of our income statement items as a percentage of net sales.

	Year Ended March 31,		
	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(87.8)	(70.9)	(73.7)
Operating expenses:			
Selling and marketing	(17.8)	(19.0)	(17.9)
General and administrative	(9.8)	(10.3)	(13.8)
Research and development	(0.2)	(0.4)	(0.3)
Asset impairment	—	—	(23.9)
Loss from operations	(15.6)	(0.6)	(29.6)
Other income (expense), net	0.1	0.4	(0.2)
Interest income, net	0.3	0.3	0.5
Income (Loss) before income taxes	(15.2)	0.1	(29.3)
Income tax expense	1.7	(0.4)	(0.1)
Net loss	(13.5)%	(0.3)%	(29.4)%

Fiscal 2005 Compared to Fiscal 2004

Net Sales. Revenues increased by $4.2 million or 6.5% to $67.9 million in fiscal 2005 from $63.8 million in fiscal 2004. The increase resulted from greater demand across all products, except for disk drive trays.

Revenue from sales of our IC trays increased by 9.7%. Volume for IC trays increased by 13.1% while average selling price dropped by 3.0%. The increase in volume for IC trays was primarily due to increased demand for such trays. Revenue from sales of our disk drive trays decreased by 15.4% driven mainly by a drop in average selling price by 16.0% while volume increased by 0.6%. Revenue from sales of our carrier tape products increased by 6.1% compared to last year primarily due to a volume increase of 22.2% while average selling price dropped by 13.2% compared to the prior year. Revenue from sales of our reel products increased by 7.3% compared to last year primarily due to a volume increase of 10.5% while average selling price dropped by 2.9% compared to the prior year. Revenue from sales of our cover tape products increased by 36.3% reflecting both a 35.8% increase in volume and a 0.4% increase in an average selling price. Revenue from sales of our tube products increased by 29.7% reflecting both 26.9% increase in volume and 2.2% increase in an average selling price.

Our disk drive tray sales have generally been to one major customer or to subcontractors supporting that customer. These sales are largely dependent on the introduction of new products by that customer. New product introductions are difficult to forecast both with respect to timing as well as demand. We have been producing new custom molds for that customer in anticipation of several new products, but this activity has not yet led to significant production orders. Mature products, while requiring some replacement trays, do not generally generate a sustainable high level of revenue. As a result, revenue from sales of our disk drive trays has, and will in the future, fluctuate dramatically with the corresponding fluctuations in the introduction of new products.

During the quarter ended December 31, 2004, we announced to our customers our intention to discontinue the production and sale of tubes and in March 2005 we exited the tube business. We gave our customers until the end of March to place orders for "last time buys." We accelerated depreciation on the dedicated equipment used in the manufacturing of tubes and as a result all such assets had a zero book value at the time of disposal.

Gross Profit. Gross profit for fiscal 2005 decreased to $8.3 million from $18.5 million in fiscal 2004, a decrease 55.5%. Gross margin deteriorated to 12.2% in fiscal 2005 from 29.1% in fiscal 2004, reflecting a reduction in the average selling price of our products and an increase in the cost of raw material due to higher petroleum prices. The gross profit for fiscal 2005 also included an impairment charge of $0.7 million associated with a write down of plant, machinery and equipment used in our tape and reel businesses, a $1.2 million loss related to the disposal and write-off of fixed assets, an inventory reserve of $2.0 million for recycled material that could not be economically utilized, $0.4 million of inventory reserve mainly for tubes, tapes and reels due to pricing trends and $1.3 million of expenses related to discrepancies in the computation and payment of taxes and social insurance contributions for workers at Peak's main production facilities (the "Factory"), which are located in Shenzhen, the PRC and operated pursuant to a processing agreement with an unaffiliated PRC company. The discrepancy, which was at the Factory and not at Peak, was discovered as a result of a claim by an employee regarding the computation of wages and withholding. Upon discovery of these discrepancies, we conducted an internal review of the Factory's practices and engaged third party advisors to assist us in assessing the Factory's and our obligations with respect to these discrepancies. Upon completion of this review in the third quarter of fiscal 2005, management concluded that the Factory had a duty to correct certain of these discrepancies that amounted to a total of $1.3 million. While we believe we are not contractually obligated under the terms of our agreement with our processing partner to pay these amounts and while no claim has been made by any government agency, we voluntarily made payments of approximately $1.3 million to the PRC tax authorities in the fourth quarter of fiscal 2005 in order to avoid the seizure of the Factory's assets and keep it operational. Also included in the gross profit for the year was a $0.3 million expense related to labor litigation in the factory in the PRC.

Loss from Operations. An operating loss of $10.7 million was recorded for fiscal 2005 compared to a loss of $0.4 million recorded for fiscal 2004.

Selling and Marketing Expenses. Selling and marketing expenses remained steady at $12.1 million in both fiscal 2005 and 2004.

General and Administrative Expenses. General and administrative expenses remained steady at $6.6 million in both fiscal 2005 and 2004.

Other Income (Expenses), Net. Other income (expenses), net is comprised of foreign currency gains and losses as a result of a weaker dollar at certain times during the year. Other income, net decreased by 65.4%, or $176,000, from $269,000 in fiscal 2004 to $93,000 in fiscal 2005. In fiscal 2004, $367,000 was collected in partial payment of a judgment against a former officer of the Company which was included in other income (expense), net.

Interest Income, Net. Interest income, net increased by 38.0%, from $166,000 in fiscal 2004 to $229,000 in fiscal 2005, primarily due to the increase in bank deposit balances and increase in interest rates for such deposits.

Net Loss. Net loss increased from $0.2 million in fiscal 2004 to $9.2 million in fiscal 2005, reflecting all the above factors.

Fiscal 2004 Compared to Fiscal 2003

Net Sales. Revenues increased by $7.6 million or 13.6% to $63.8 million in fiscal 2004 from $56.1 million in fiscal 2003. The increase resulted from greater demand across all products, except for disk drive trays. Revenue from sales of our IC trays increased by 28.1%. Volume for IC trays increased by 37.2% while average selling price dropped by 6.6% which decrease was not as dramatic as the 11.0% drop from fiscal 2002 to 2003. Revenue from sales of our disk drive trays decreased by 30.3% driven mainly by a drop in volume by 32.4% while average selling price increased 3.1%. The decrease in volume for disk drive trays was primarily due to decreased demand for such trays. Revenue from sales of our carrier tape products increased by 8.7% compared to last year primarily due to a volume increase of 21.0% compared to the prior year. Revenue from sales of our tube products increased by 3.9% reflecting a 22.3% increase in volume offset by an average selling price decline of 15.1% as a result of a change in product sales mix. The reduction in the average selling price of our products was mainly due to product and customer mix changes.

Gross Profit. Gross profit for fiscal 2004 increased to $18.5 million from $14.7 million in fiscal 2003, an increase of 25.7%. Gross margin improved to 29.1% in fiscal 2004 from 26.3% in fiscal 2003, reflecting more efficient utilization of factory capacity as volumes increased, the benefit of which was partly offset by an aggregate reductions of 8.4% in the average selling price of some of our products and an increase of 15.3% in the cost of raw materials.

Loss from Operations. An operating loss of $0.4 million was recorded for fiscal 2004 compared to a loss of $16.6 million recorded for fiscal 2003, which included an asset impairment charge of $13.4 million.

Asset Impairment. An asset impairment charge of $13.4 million was recorded in fiscal 2003 due to the decline in the fair value of the unoccupied factory building in Shenzhen, the PRC, as it was reclassified to an "asset to be disposed of by sale". No such charge was recorded in fiscal 2004. A valuation of the building by an independent appraiser on April 20, 2004 showed the value of this asset in fiscal 2004 to be the same as that of fiscal 2003. We have been actively marketing the building since we decided to sell it. The sale of this building was eventually completed on April 13, 2005.

Selling and Marketing Expenses. Selling and marketing expenses increased by 20.2% or $2.0 million from $10.1 million in fiscal 2003 to $12.1 million in fiscal 2004. This increase is primarily due to increases in freight, storage, traveling and staffing costs associated with the increased shipment of our products, as well as increased office rental.

General and Administrative Expenses. General and administrative expenses decreased by 15.2% or $1.2 million from $7.8 million in fiscal 2003 to $6.6 million in fiscal 2004 primarily due to savings in salary, legal and professional expenses and office rent.

Other Income (Expenses), Net. Other income (expenses), net is comprised foreign currency gains and losses and amounts collected as a result of judgment in favor of the Company against a former officer. Other income (expenses), net increased by 353.8%, or $375,000, from an expenses $106,000 in fiscal 2003 to an income $269,000 in fiscal 2004 as a result of a weaker dollar at certain times during the year and a $367,000 collected in partial payment of a judgment against a former officer of the Company.

Interest Income, Net. Interest income, net decreased by 41.8%, or $119,000, from $285,000 in fiscal 2003 to $166,000 in fiscal 2004, primarily due to the reduction in bank deposit balances and reductions in interest rates for such deposits.

Net Loss. Net loss decreased 98.6% from $16.5 million in fiscal 2003 to a net loss of $0.2 million in fiscal 2004, reflecting all the above factors.

Liquidity and Capital Resources

We historically met a significant portion of our cash requirements from cash flow from operations and we expect this to continue in fiscal 2006. In fiscal 2005, we generated $0.4 million from the sale of shares of our common stock. Our primary uses of cash have been to fund capital expenditures related to the expansion of our facilities and operations and working capital requirements. We intend to continue to retain our earnings to finance the development and expansion of our business operations and do not intend to pay dividends for the foreseeable future. As of March 31, 2005, cash and cash equivalents were $22.3 million, an increase of $2.0 million as compared to cash and cash equivalents of $20.3 million as of March 31, 2004.

Our net cash provided by operating activities was $6.3 million in fiscal 2005, compared to a net cash provision of $3.1 million in fiscal 2004 and a net cash usage of $0.8 million in fiscal 2003. The increase in cash provided by operating activities during fiscal 2005 as compared to fiscal 2004 was primarily due to better control of collections and the management of payouts for purchases and the deposit received regarding the sale of our subsidiary that held the assets to be disposed of by sale. The increase in cash provided by operating activities during fiscal 2004 as compared to fiscal 2003 was primarily caused by an operating loss incurred during fiscal year 2003.

Our net cash used in investing activities was $4.7 million in fiscal 2005, compared to $7.4 million in fiscal 2004 and $2.5 million in fiscal 2003. Net cash used in investing activities primarily consisted of capital expenditures of $5.6 million, $6.4 million and $2.6 million for the acquisition of new equipment in our current facility during fiscal 2005, fiscal 2004 and fiscal 2003, respectively. The continuous investment in capital expenditure during fiscal 2005 and 2004 reflected capacity expansion due to the increase in economic activity in the semiconductor industry and replacement of obsolete fixed assets.

As of March 31, 2005, we had commitments for capital expenditures of $0.1 million. The actual amounts of capital expenditures may vary substantially from those budgeted or estimated for a variety of reasons, including changes in market conditions, unavailability or changes in scheduled delivery of specific equipment, changes in interest rates and other factors. In addition, we plan to continue to expand capacity and replace our obsolete fixed assets in future periods and plan to fund such expansion through our current cash reserves, future cash flow from operations and new bank borrowings as required. We lease office and warehouse facilities under various leases that expire through 2008. Total future minimum commitments under these leases amount to approximately $1.7 million.

As of March 31, 2005, we had no outstanding indebtedness. At March 31, 2005, the Company had unsecured letter of credit facilities available of $5.6 million of which $4.2 million remained unused. Interest rates in respect of credit facilities are generally based on the weighted average lending rates of 3.60% and the line of credit is normally subject to annual review.

According to customs rules in the PRC, it is possible that we may be subject to classification by the Chinese customs authorities in a manner that would require us to supply a substantial bond against customs duties that we would have to pay if we were importing material for ultimate sale in the PRC. If the customs authorities of the PRC require us to post a bond in connection with our exemption status from PRC duties on imported raw materials for export sales, and exported products, we will experience a substantial drain of our cash resources.

Net cash provided by financing activities was $0.4 million in fiscal 2005, compared to a cash usage of $1.3 million in fiscal 2004 and a net cash provision of $0.02 million in fiscal 2003. Net cash provided by financing activities in fiscal 2005 was due to proceeds from issuance of common stock. Net cash used in financing activities in fiscal 2004 was primarily used to repurchase shares of our common stock. In September 2000, our board of directors authorized the repurchase, at management's discretion, of up to $10.0 million worth of our common stock at prices not to exceed 150% of our net asset value per share. Common stock repurchased was cancelled immediately. During the years ended March 31, 2004 and 2003, we repurchased 660,186 and 47,366 shares of common stock, respectively, at an average cost of $3.66 and $4.20 respectively per share. There was no repurchase of shares for year ended March 31, 2005.

As of March 31, 2005, our principal source of liquidity consisted of $22.3 million in cash and cash equivalents. We believe that our existing cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next 12 months. If our existing cash and cash equivalents and cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional public or private equity securities or obtain debt financing. There can be no assurance that additional financing will be available at all, or if available, will be obtained on terms favorable to us. Additional financing may also be dilutive to our existing shareholders.

The Company does not use off-balance-sheet arrangements with unconsolidated entities or related parties, nor does it use other forms of off-balance-sheet arrangements such as research and development arrangements. Accordingly, the Company's liquidity and capital resources are not subject to off-balance-sheet risks from unconsolidated entities.

From time to time, we may evaluate possible investments or acquisitions and may, if a suitable opportunity arises, make such an investment or acquisition. We currently have no commitments to make any material investments or acquisitions.

Contractual Obligations and Commercial Commitments

As of March 31, 2005, our future fixed commitments are as follows (in thousands):

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating Leases	$1,747	$974	$773	—	—
Purchase Orders	$ 105	$105	—	—	—

PVC Compound Price

PVC compound, the principal material used in the manufacture of our tubes, accounted for 10.1%, 7.4% and 7.0% of our total raw material costs in fiscal 2005, fiscal 2004 and fiscal 2003, respectively. In March 2005, we exited the shipping tube business.

Hong Kong Profits Tax

The factory at which our products are produced, which is located in Shenzhen, the PRC, is operated pursuant to a processing agreement with an unaffiliated PRC company. According to the tax guidelines issued by the tax authority in a situation where a Hong Kong company manufactures goods partly in Hong Kong and partly outside Hong Kong, the Hong Kong Inland Revenue Department ("IRD") may accept profits that relate to the manufacture of the goods outside Hong Kong to be offshore in nature and therefore not subject to Hong Kong profits tax. The offshore claim would only be allowed by the IRD by way of concession and provided that certain criteria are met to their satisfaction. We believed that most of its manufacturing activities were conducted outside Hong Kong and therefore since fiscal 1996 it apportioned a substantial amount of its profits (80% to 90%) to activities outside Hong Kong for tax filing purposes. However, since fiscal 1996, there was a dispute with the IRD in relation to the apportionment basis of the profit derived from manufacturing activities outside Hong Kong. We raised a number of objections to the tax assessments and examined factors that the IRD used to ascertain the geographic nature of our activities and sources of the profits. We made provisions for taxes payable according to the apportionment basis based on practices normally acceptable by the IRD in general cases. Interest associated with the tax payable for fiscal years 1996 to 2004 had also been accrued. We believed that the aggregate maximum amount of its potential exposure was approximately $4.3 million plus interest in the amount of $1.4 million. As a result, the Company accrued $5.6 million as of March 31, 2004 and $5.6 million as of March 31, 2003 as part of the income taxes payable.

In connection with the above, the IRD requested that we place tax reserve certificates of $5.1 million with IRD as of March 31, 2004 and $3.7 million and letters of credit of $0.6 million with the IRD as of March 31, 2003, which could be recovered if we prevailed.

In the year ended March 31, 2005, we reached a settlement with the IRD and these tax reserve certificates were utilized to pay for the prior year taxes. A net gain of $0.3 million was recognized as a result of the settlement with the IRD.

New Accounting Standards

In December, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." or Opinion 25. Generally, the approach in Statement 123(R) is similar to the approach described in the unrevised Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In April 2005, the SEC deferred the effective date of Statement 123(R) so that companies may now adopt its provisions at the beginning of their first annual period beginning after June 15, 2005 which would be fiscal 2007, beginning April 1, 2006 for us. As permitted by the unrevised Statement 123, we currently account for share-based payments to employees using Opinion 25's intrinsic value method, under which we generally do not record compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend, in part, on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 23 to our Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, which would be our second quarter of fiscal 2006. The adoption of SFAS No. 153 is not expected to have a material effect on our consolidated financial position or results of operations.

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, which would be our second quarter of fiscal 2006 and its adoption is not expected to have a significant impact on our results of operations or financial position.

Factors that May Affect Operating Results

The risks and uncertainties described below are not the only ones we face. If an adverse outcome of any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In evaluating our business, shareholders should consider carefully the following factors in addition to the other information presented herein.

Our operating results are difficult to predict and are likely to fluctuate significantly based on several factors, which can cause our stock price to decline.

Our operating results are affected by a wide variety of factors that could materially affect net sales and profitability or lead to significant fluctuations in our quarterly or annual operating results. These factors include, among others:

- the price of raw materials, the majority of which are petroleum derivatives. Prices of these raw materials are significantly affected by oil prices which recently have become volatile;
- factors relating to conditions in the semiconductor, disk drive and electronic industries including:
  - — lower demand for products;
  - — increased price competition;
  - — downturns and deterioration of business conditions;
  - — technological changes; and
  - — changes in production processes in the semiconductor and electronic industries which could require changes in packaging products;
- although we do not believe that it is our liability, the need for us to pay and the amounts that we might pay on a voluntary basis for certain tax, social insurance contributions and potential penalties on behalf of the Factory at which our products are manufactured in order to avoid the seizure of the Factory's assets and keep it operational, as well as claims resulting from employee lawsuits against the Factory;
- capital requirements and the availability of funding;
- our expansion plan and possible disruptions caused by the installation of new equipment or the construction of new facilities;
- the lack of long-term purchase or supply agreements with customers;
- the loss of key personnel or the shortage of available skilled employees;
- international political or economic events or developments, including those relating to Hong Kong and the PRC;
- our relationship with our processing partner in the PRC and the ability of the government of the PRC to seize the assets and shut down our factory operated in the PRC;
- production volume fluctuations and the management of our inventories;
- currency fluctuations and foreign exchange rules and regulations in the PRC;
- the recurrence of SARS or other major health issues in Asia;
- the outcome of patent litigation in Taiwan; and

- the imposition of fines, penalties and bonds arising from violations of rules and regulations in the PRC relating to customs regulations, foreign currency exchange rules, taxation, the withholding of taxes for employees and other laws and regulation.

Unfavorable changes in the above or other factors could substantially harm our results of operations or financial condition. We believe that period to period comparisons of our results of operations will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our results of operations in one or more periods fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock may decline, possibly by a significant amount.

We depend on the health of the semiconductor, disk drive and electronics industries which are highly cyclical and the decline in demand for products in these industries could severely affect our net sales and financial results.

Our net sales depend on increased demand for our products from manufacturers of semiconductor, disk drive and electronic components. Any deterioration of business conditions in the semiconductor industry, including lower demand for semiconductor products, decreased unit volume of semiconductor products shipped, other factors resulting in decreased demand for packaging products, or increased price competition in the semiconductor industry could result in increased price pressure on suppliers to the semiconductor industry, and could have a material adverse effect on our results of operations and financial condition. The industries we serve are characterized by rapid technological change leading to more complex products, evolving industry standards, intense competition and fluctuations in demand. From time to time, demand for electronic systems, which generally include both semiconductors and electronic components, has suffered significant downturns, which in some cases have been prolonged. For example, during 2002 and 2003, demand for our products decreased as the overall economy and the electronics industry experienced a general downturn in business. These downturns have been characterized by diminished product demand, product over-capacity and accelerated erosion of average selling prices. Any future downturn in the semiconductor or disk drive or electronics industries may substantially harm our results of operations or financial condition.

Our customer base is concentrated and the loss of one or more of our key customers would harm our business.

Our top 10 customers together accounted for 67.8%, 64.4% and 60.0% of our net sales in fiscal 2005, fiscal 2004 and fiscal 2003, respectively. We are dependent upon a single customer, Seagate Technology, for substantially all sales of our disk drive trays, with whom we have no long-term contract. In addition, in fiscal 2005, ASE accounted for 11.4% of our net sales. Like Seagate Technology, we do not have a long-term contract with ASE. Our ability to maintain close, mutually beneficial relationships with our leading customers is important to the ongoing growth and profitability of our business. Although our sales to specific customers have varied from year to year, our results of operations have been dependent on a number of significant customers and the conditions of their respective industries. All of our customers operate in the global semiconductor, disk drive and electronic industries which historically have been highly cyclical. As a result of the concentration of our customer base, the loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products or services provided to, any of these customers could materially and adversely affect our results of operations and financial condition. Our sales are made pursuant to purchase orders, and therefore, we generally have no agreements with or commitments from our customers for the purchase of products. Although customers typically provide us with forecasts of their requirements, these forecasts are not binding. Our customers may not maintain or increase their sales volumes or orders for our products and we may be unable to maintain or add to our existing customer base.

Our operations are concentrated in the People's Republic of China and we are subject to the risks associated with international operations, which may negatively affect our business.

As of March 31, 2005, substantially all of our fixed assets and inventories were located in Shenzhen, the PRC. Our main production facilities are located in Shenzhen, the PRC and are operated pursuant to a processing agreement with an unaffiliated PRC company that obligates it to provide all of the personnel for the operation of our facilities and to render assistance in dealing with matters relating to the import of raw materials and the export of our products. We are dependent on continued good relations with our processing partner in order to supervise the operation of the factory and its employees. Our existing production facilities in Shenzhen, the PRC are located on land leased from the PRC government by one of our wholly-owned subsidiaries under land use certificates and agreements with a remaining term of approximately 37 years. Our assets and facilities located in the PRC and the PRC company's operation of these facilities are subject to the laws and regulations of the PRC and our results of operations in the PRC are subject to the economic and political situation in the PRC. In January 2005, we entered into negotiations with our processing partner to revise and update our agreement regarding the operation of the Factory. While these negotiations have been suspended, we expect to be able to renegotiate some of the terms and conditions of the processing agreement. There are no assurances that we will be able to do so, which could lead to increased costs and harm our business. In addition, during the third fiscal quarter of 2005, we discovered discrepancies, which were at the our main production facilities in Shenzhen and not at Peak, in the computation and withholding of both taxes and social insurance contributions for workers at the Factory. Upon discovery of these discrepancies, we conducted an internal review of the Factory's practices and we concluded that the factory had a duty to correct certain of these discrepancies. While we believe we were not contractually obligated under the terms of our agreement with our processing partner to pay these amounts, we elected to voluntarily make such payment in order to avoid the seizure of the Factory's assets and keep it operational. In April 2005, the PRC tax authorities began an investigation into the withholding and payment of income taxes by the Factory in Shenzhen for certain current and former employees of Peak, its affiliates or other companies who performed services at the Factory but may not have paid income taxes in the PRC and for whom the factory may not have withheld and paid income taxes. We are assisting the PRC authorities and, while no claim has been made at this time, the PRC tax authorities may seek to collect unpaid incomes taxes on salaries and expense allowances of certain current and former employees of Peak, affiliates of Peak or other companies who performed services in the PRC based on such worker's relationship with the Factory, and interest and penalties on such amounts. Since some of these claims are based on income earned over several years, the amount of such taxes, accrued interest and penalties could be substantial. We do not believe that we are liable for such claims, but in the event the PRC tax authorities determine payments for back taxes, interest and penalties are owed, the potential consequences include substantial monetary claims against the Factory or the seizure of the Factory and our assets at the Factory and the termination of substantially all of our production operations. In the event the PRC authorities asserted claims for such taxes against the Factory, we may make such payments on a voluntary basis in order to avoid the seizure of the Factory or our assets at the Factory and keep it operational. Voluntary payments by us on behalf of the Factory to the PRC tax authorities could diminish a significant portion of our current cash reserves and materially harm our operating results and business. In addition, the Factory may in the future be subject to further investigations by the PRC tax authorities for claims of unpaid taxes, which we may be required to pay in order to avoid seizure of the Shenzhen Factory.

The operations of our production facilities in Shenzhen, the PRC may be harmed by changes in the laws and regulations of the PRC or the interpretation thereof, such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, foreign currency exchange regulations and other matters. Prior to September 2002, we exported all the products manufactured at our production facilities in Shenzhen, the PRC. Accordingly, we were not subject to certain PRC taxes and are exempt from customs duties on imported raw materials and exported products. During the fourth quarter of fiscal 2003, we finished the procedure of setting up a wholly owned subsidiary in the PRC and hence a small portion of our products was sold locally in the PRC. This newly established PRC subsidiary is subject to PRC taxes and customs duties on materials imported for such PRC sales.

According to customs rules in the PRC, we may be subject to classification by the Chinese customs authorities in a manner that would require us to supply a substantial bond against customs duties that we would have to pay if we were importing material for ultimate sale in the PRC. We may also be subject to significantly higher administrative importation costs generally. These measures could harm our ability to manufacture products at a competitive price and our results of operations could suffer. In addition, if we are required to post a bond in connection with our exemption status from PRC duties on imported raw materials for export sales and exported products, we will experience a substantial drain of our liquid resources. We may not be able to provide the required bond at a commercially feasible cost, or at all.

We may become subject to PRC taxes and may be required to pay customs duties in the future even under the contract processing agreement. If we are required to pay PRC taxes or customs duties, our results of operations could suffer. We believe that our operations in Shenzhen, the PRC are now in compliance with the applicable PRC legal and regulatory requirements for custom duties. However, the central or local governments of the PRC may impose new regulations or interpretations of existing laws, rules and regulations which could require additional expenditures or preclude the production of products in the PRC by Peak or our processing partner.

The economy of the PRC differs from the economies of many countries in many respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency, rate of inflation and balance of payments position, among others. In the past, the economy of the PRC has been primarily a planned economy subject to state plans. Since the entry of the PRC into the World Trade Organization in 2002, the PRC government has been reforming its economic and political systems. These reforms have resulted in significant economic growth and social change. We cannot assure, however, that the PRC government's policies for economic reforms will be consistent or effective. Our results of operations and financial position may be harmed by changes in the PRC's political, economic or social conditions.

We have in the past and may in the future, be party to legal proceedings that could have a negative financial impact on us.

We have in the past been involved in litigation relating to securities and employment law, and are currently involved in litigation in Taiwan related to intellectual property, tax and labor disputes in the PRC. While these lawsuits and disputes vary greatly in the materiality of potential liability associated with them, the uncertainty associated with substantial unresolved litigation could seriously harm our business, financial condition and reputation, whether material individually or in the aggregate. In particular, this uncertainty could harm our relationships with existing customers, our ability to obtain new customers and our ability to operate our business.

Litigation and the resolution of disputes also could result in the diversion of our management's time and attention away from business operations, which could harm our business. Negative developments with respect to the litigation could cause the price of our common stock to decline significantly. In addition, we are unable to determine the amount, if any, that we may be required to pay if litigation is not resolved in a favorable manner. For more information about the litigation, please see Item 3 entitled "Legal Proceedings."

A significant portion of our business is conducted in the Asia Pacific region. This concentration could expose us to risks inherent to doing business in the Asia Pacific region that could harm our business.

A significant portion of our net sales are derived from sales to customers in Hong Kong, Singapore, Taiwan, the Philippines and other countries in East and Southeast Asia, or the Asia Pacific region. Accordingly, our financial condition and results of operations and the market price of shares of our common stock may be affected by:

- economic and political instability;
- changes in regulatory requirements, tariffs, customs, duties and other trade barriers;
- transportation delays;
- fluctuations in currency exchange rates;
- currency convertibility and repatriation;
- taxation of our earnings and the earnings of our personnel;
- the recurrence of SARS and other major health issues;

- amounts we may have to pay in the PRC on behalf of the Factory in Shenzhen for past personal income taxes, interest and penalties that may be imposed by PRC tax authorities on the income of foreign workers who performed services in the Shenzhen Factory;
- amounts we may have to pay on behalf of the factory in the PRC as a result of employees' litigation against the factory in Shenzhen; and
- other risks relating to changes, administration or new interpretations of laws, regulations and policies in the jurisdictions in which we conduct our business.

None of these factors are within our control. In fiscal 1999, many countries in the Asia Pacific region experienced considerable currency volatility and depreciation, high interest rates, stock market volatility and declining asset values which contributed to net foreign capital outflows, an increase in the number of insolvencies, a decline in business and consumer spending and a decrease in economic growth as compared with prior years.

Consumer demand for products that use semiconductors, disk drives and electronic components generally rises as the overall level of economic activity increases and falls as such activity decreases. In addition, currency devaluations in the Asia Pacific region could result in accelerated price erosion of semiconductor and electronic products as products manufactured in countries whose currencies have devalued significantly against the US dollar become less expensive in US dollar terms. Any adverse effect on the global semiconductor, disk drive and electronic industries as a result of lower demand for products in the Asia Pacific region or accelerated product price erosion arising from currency devaluations in the Asia Pacific region could harm our financial condition or results of operations.

We are incorporated under the laws of Bermuda and there may be potential difficulties in protecting our shareholders' rights.

We are incorporated under the laws of Bermuda and our corporate affairs are governed by our Memorandum of Association and Bye-laws and by the laws governing corporations incorporated in Bermuda.

The rights of our shareholders and the responsibilities of members of our Board of Directors under Bermuda law are different from those applicable to a corporation incorporated in the United States and, therefore, our shareholders may have more difficulty protecting their interests in connection with actions by our management, members of our Board of Directors or our principal shareholder than they would as shareholders of a corporation incorporated in the United States.

Our stock price has been and will likely continue to be volatile. A decline in our stock price could result in securities class action litigation against us, which could divert management's attention and harm our business.

Our stock price has been and is likely to continue to be highly volatile. Our stock price could fluctuate significantly due to a number of factors, including:

- variations in our actual or anticipated operating results;
- sales of substantial amounts of our stock;
- announcements about us or about our competitors, including technological innovation or new products or services;
- litigation and other developments relating to patents or other proprietary rights or those of our competitors;
- conditions in the semiconductor, disk drive and electronics industries;
- governmental regulation and legislation;
- international political or economic events or developments, including those relating to Hong Kong and the PRC;

- the recurrence of SARS and other major health issues;
- amounts we may have to pay in the PRC for past personal income taxes, interest and penalties that may be imposed by PRC tax authorities on the income of foreign workers who performed services in the Shenzhen Factory;
- amounts we may have to pay on behalf of the factory in the PRC as a result of employees' litigation against the Factory; and
- changes in securities analysts' estimates of our performance, or our failure to meet analysts' expectations.

Many of these factors are beyond our control. In addition, the stock markets in general, and the NASDAQ National Market in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In the past, companies that have experienced volatility in the market prices of their stock have been the object of securities class action litigation. If we were the object of other securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

If we fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement and we have devoted, and will in the future devote, resources to remediate and improve our internal controls. Although we believe that these efforts have strengthened our internal controls, we are continuing to work to improve our internal controls. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised or are under review. The Financial Accounting Standards Board and other agencies have finalized changes to U.S. generally accepted accounting principles that will require us, starting in our fiscal year 2007, to record a charge to earnings for employee stock option grants and other equity incentives. We may have significant and ongoing accounting charges resulting from option grant and other equity incentive expensing that could reduce our overall net income. In addition, since we historically have used equity-related compensation as a component of our total employee compensation program, the accounting change could make the use of equity-related compensation less attractive to us and therefore make it more difficult to attract and retain employees.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Currency Exchange Rate Fluctuations

Our sales are denominated primarily in US dollars while our cost of goods sold are generally incurred in US dollars, Hong Kong dollars and Renminbi, and our operating expenses are generally denominated in Renminbi, Hong Kong dollars, Singapore dollars, New Taiwanese dollars and US dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of equipment, has been and is expected to continue to be denominated in US dollars, Renminbi, Japanese Yen and the Euro. Consequently, a portion of our costs and operating margins may be affected by fluctuations in exchange rates, primarily between the US dollar and other currencies. Our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates or the imposition of new or additional currency controls in the jurisdictions in which we operate. At March 31, 2005 and 2004, we had no outstanding foreign exchange contracts.

Many of our competitors are located in countries whose currencies devalued significantly against the US dollar beginning in the second half of 1997. As a result of such devaluation, these competitors' products have become less expensive in US dollar terms. This reduction could result in our customers purchasing products from these competitors rather than from us, which would have a material and adverse effect on our net sales and results of operations.

As the Hong Kong dollar is officially pegged to the US dollar and the Renminbi is controlled by the PRC government such that it only trades within a limited range against the US dollar, unless there are significant changes in the policies of the Hong Kong and the PRC government, fluctuations in the exchange rates of the Hong Kong dollar and the Renminbi are not expected to have a significant impact on our results of operations.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

See the index included on page F-1, Index to Consolidated Financial Statements and Schedule. Our unaudited quarterly results of operations for the years ended March 31, 2005 and 2004 are as follows:

	Quarter Ended							
	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003
	(unaudited) (In thousands, except share data)							
Income Statement Data:								
Net sales	$ 16,543	$ 16,785	$ 16,787	$ 17,794	$ 16,471	$ 16,998	$15,224	$15,062
Cost of goods sold	(16,329)	(16,858)	(13,989)	(12,474)	(12,023)	(11,240)	(11,366)	(10,585)
Gross Profit	214	(73)	2,798	5,320	4,448	5,758	3,858	4,477
Operating Expenses:								
Selling and marketing	(2,906)	(3,028)	(3,036)	(3,148)	(3,484)	(3,032)	(2,810)	(2,782)
General and administrative	(1,577)	(1,690)	(1,671)	(1,703)	(1,721)	(1,645)	(1,681)	(1,542)
Research and development	(35)	(37)	(39)	(46)	(64)	(68)	(61)	(43)
(Loss) income from operations	(4,304)	(4,828)	(1,948)	423	(821)	1,013	(694)	110
Other income (expense), net	45	212	(84)	(80)	305	(39)	63	(59)
Interest income, net	84	68	44	33	39	39	38	50
(Loss) income before income taxes	(4,175)	(4,548)	(1,988)	376	(477)	1,013	(593)	101
Income tax benefit (expense)	309	378	491	(52)	27	(120)	(6)	(179)
Net (loss) income	$ (3,866)	$ (4,170)	$ (1,497)	$ 324	$ (450)	$ 893	$ (599)	$ (78)
(Losses) earnings per share:								
Basic	(0.31)	(0.34)	(0.12)	0.03	(0.04)	0.07	(0.05)	(0.01)
Diluted	(0.31)	(0.34)	(0.12)	0.03	(0.04)	0.07	(0.05)	(0.01)
Shares outstanding:								
Basic	12,420,388	12,408,176	12,396,265	12,360,683	12,292,233	12,208,293	12,074,873	12,341,642
Diluted	12,420,388	12,408,176	12,396,265	12,771,588	12,292,233	12,684,218	12,074,873	12,341,642
Balance Sheet Data:								
Cash and cash equivalents	$ 22,301	$ 24,110	$ 20,433	$ 20,156	$ 20,303	$ 23,608	$23,411	$23,994
Total assets	80,659	84,062	82,308	89,024	87,885	87,698	86,061	86,730
Shareholders' equity	63,811	67,696	71,860	73,284	72,645	72,970	71,505	71,787

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

On September 7, 2004, the Audit Committee of the Company's Board of Directors approved a change in the Company's independent public accountants for the fiscal year ending March 31, 2005. The Board of Directors ratified the Audit Committee's dismissal of PricewaterhouseCoopers ("PwC") and the selection of BDO McCabe Lo & Company ("BDO McCabe") as the Company's independent public accountants for the fiscal year ended March 31, 2005.

The reports of PwC on the Company's consolidated financial statements for the fiscal years ended March 31, 2004 and March 31, 2003, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended March 31, 2004 and March 31, 2003 and through September 7, 2004, there were no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to PwC's satisfaction, would have caused it to make reference thereto in their reports on the financial statements for such years. In addition, during the fiscal years ended March 31, 2004 and March 31, 2003 and through September 7, 2004, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided PwC with a copy of the foregoing disclosures and has requested that PwC provide a letter addressed to the Securities & Exchange Commission stating whether or not PwC agrees with the above statements. Attached as an exhibit hereto is the letter of PwC, received by the Company on October 6, 2004, relating to such disclosures.

During the fiscal years ended March 31, 2004 and March 31, 2003 and through September 7, 2004, the Company did not consult BDO McCabe with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) ***Evaluation of disclosure controls and procedures.*** We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to ensure that material information relating to us, including our consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this Annual Report was being prepared.

(b) ***Changes in internal control over financial reporting***. There was no significant change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with management's evaluation during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, in the third quarter of 2005, we discovered discrepancies in the computation and withholding of both taxes and social insurance contributions for workers at our main production facilities (the "Factory"), which are located in Shenzhen, the PRC and operated pursuant to a processing agreement with an unaffiliated PRC company that obligates it to provide all of the personnel for the operation of our facilities and to render assistance in dealing with matters relating to the import of raw materials and the export of our products. The discrepancy, which was at the Factory and not at Peak, was discovered as a result of a claim by an employee regarding the computation of wages and withholding. Upon discovery of these discrepancies, we conducted an internal review of the Factory's practices and engaged third party advisors to assist us in assessing the Factory's and our obligations with respect to these discrepancies. Upon completion of this review in the third quarter of fiscal 2005, management concluded that the Factory has a duty to correct certain of these discrepancies that amounted to a total of $1.3 million. While we believe we are not contractually obligated under the terms of our agreement with our processing partner to pay these amounts and while no claim has been made by any government agency, in the event the Factory was required to pay all or any portion of these liabilities, it is likely that we would voluntarily make such payment in order to avoid the seizure of the Factory's assets and keep it operational. Therefore, we accrued $1.3 million as additional manufacturing costs for the third fiscal quarter of 2005. As a result of the discovery of these discrepancies and our subsequent review, we were unable to timely file our quarterly report on Form 10-Q for the quarter ended December 31, 2004.

In addition, as a result of a general review of the Factory's controls and procedures, management noted additional areas for improvement in the Factory's internal controls. Although we have no responsibility for the Factory, management, with the oversight of the Audit Committee, has been addressing these issues at the Factory and is committed to effectively improve the internal controls at the Factory as expeditiously as possible. To address these issues:

- the Factory is in the process of implementing a more integrated payroll system and new procedures to properly record the number of hours employees work at the Factory;
- the Factory has instituted a formal cash management system, eliminated cash payments for material transactions and developed new expense approval procedures for the Factory;
- we and the Factory are in the process of hiring additional qualified personnel for our operations in China and Hong Kong and the Factory, respectively. We have recently hired a new President and Chief Operating Officer, and are working to improve certain communications procedures between the Factory and our Hong Kong subsidiary;
- we are instituting revised procedures and additional required approvals at the Factory for the release of Company assets at the Factory; and
- we are reviewing and updating the current standard costs for our finished goods.

We will continue to evaluate and monitor the Factory's and our efforts to remediate known Factory's deficiencies and will take all appropriate action when and as necessary to ensure we have effective internal controls over financial reporting.

ITEM 9B. ***OTHER INFORMATION***

The Company's 2005 Annual General Meeting of Shareholders scheduled to be held on August 31, 2005 has been postponed. The Company will provide additional information regarding the new Annual General Meeting date once available.

PART III

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.*

Directors and Executive Officers

The following table sets forth information with respect to the directors and executive officers of the Company and their ages as of July 1, 2005.

Name	Age	Position
Mr. Calvin Reed	62	Chairman of the Board and Chief Executive Officer
Mr. Douglas Broyles(1)(2)	63	Director
Ms. Katie Fung	38	Vice President, Chief Financial Officer
Mr. Thomas Gimple(1)(2)	43	Director
Mr. Frank Lazo, Jr.	61	Vice President, Advanced Technologies, Peak International, Inc.
Mr. Jack Menache	62	Vice President, General Counsel, Secretary
Mr. Dean Personne	61	President and Chief Operating Officer
Ms. Christine Russell(1)(2)	55	Director
Mr. William Snyder	61	Director
Mr. Danny Tong	37	President, Peak Plastic & Metal Products (International) Limited

(1) Member of the Audit Committee.
(2) Member of the Compensation and Stock Option Committee.

Mr. Calvin Reed has served as our Chief Executive Officer and as a member of our Board of Directors since April 1999 and as Chairman of the Board of Directors since October 2001. In May 2004, Mr. Reed stepped down as our President, a position he had held since April 1999. Mr. Reed has over thirty years of experience in the electronics and technology sectors.

Mr. Douglas Broyles has served as a member of our Board of Directors since May 1999. Since June 2000, Mr. Broyles has served as a general partner of Huntington Ventures, a venture capital firm. From 1996 to March 2000, Mr. Broyles served as president and chief executive officer of Avalon Data, a wireless data communications design and manufacturing company. Prior to that, he was a partner for ten years with Glenwood Management, a venture capital firm based in Menlo Park, California.

Ms. Katie Fung has served as our Vice President and Chief Financial Officer since April 2005. Prior to that, Ms. Fung was employed by the Company's subsidiary Peak Plastic & Metal Products (International) Limited beginning in August 2003 and was promoted to Vice President, Finance of the Company in May 2004 and to Vice President, Principal Accounting Officer in February 2005. From January 2002 to April 2003, Ms. Fung served as Associate Director of Investment and Financing at Kong Sun Holdings Limited, a company listed in Hong Kong. From June 2000 to November 2001, Ms. Fung served as Senior Manager of Auditing and Business Advisory Services at Ernst & Young (Hong Kong). Ms. Fung has a bachelor degree in economics from the University of London and a Master of Business Administration (Executive) from City University of Hong Kong.

Mr. Thomas Gimple has served as a member of our Board of Directors since February 2003. Since June 2003, Mr. Gimple has served as chief executive officer and president of Geneva Woods Healthcare Services, a health care services company. From November 1996 to December 2002, Mr. Gimple served as chief executive officer of Tickets.com, an internet entertainment ticket provider. Mr. Gimple holds a bachelor degree in business administration from the University of Southern California.

Mr. Frank Lazo, Jr. has served as our Vice President of Advanced Technologies since March 2004. From September 2001 to December 2003, Mr. Lazo served as director of new product introductions at KR Precision, Ltd., a hard disk drive component company. From April 2000 to September 2001, Mr. Lazo was the Director of Manufacturing at Secogen Corp., an optical company. From September 1991 to April 2000, Mr. Lazo was the vice president of advanced engineering at Western Digital Corp., a disk drive company. Mr. Lazo holds a Bachelor of Science degree in Industrial Systems Engineering from California State University at San Jose.

Mr. Jack Menache has served as Vice President, Secretary and General Counsel since July 1999. Mr. Menache served as a member of our Board of Directors from May 1999 until July 1999 and from October 2001 until November 2004. From September 1989 until July 1999, he served as vice president, general counsel and secretary for Integrated Device Technology, Inc., an international manufacturer of semiconductors. Mr. Menache holds an LLB degree from George Washington University Law School, and a bachelor of arts degree from the University of the Americas. He is admitted to the Bar in California.

Mr. Dean Personne has served as our President and Chief Operating Officer since February 2005. Prior to that, Mr. Personne was self employed as a management consultant. From August 2000 until November 2001, Mr. Personne served as Chief Executive Officer of Novus Packaging Corporation, a manufacturer of plastic packaging materials. From 1995 to 1999, Mr. Personne served as President and Chief Operating Officer of ASAT Limited, a Hong Kong company engaged in the back end assembly of semiconductors. Mr. Personne has bachelor and master degrees in business administration from Wichita State University, Wichita, Kansas.

Ms. Christine Russell has served as a member of our Board of Directors since March 2000. Since 2003, Ms. Russell has served as Chief Financial Officer of Ceva, Inc., a company that provides digital signal processing cores for the wireless and multimedia markets. From 1997 to 2003, Ms. Russell served as the vice president and chief financial officer of Persistence Software, a company that provides distributed data management software. She is a graduate of the University of Santa Clara and has a masters degree in business administration in finance.

Mr. William Snyder has served as a member of Board of Directors since July 1999. From January 2003 until April 2005, Mr. Snyder served as our Vice President and Chief Financial Officer. Mr. Snyder served as chief financial officer of Etec Systems, Inc., a multinational capital equipment manufacturer, from August 1997 until March 2000, when Etec was acquired by Applied Materials, Inc. Mr. Snyder has bachelor and masters of science degrees from the University of Illinois and a masters in business administration from the University of Arizona.

Mr. Danny Tong has served as President of our subsidiary, Peak Plastic and Metal since May 2004. Mr. Tong served as our Vice President of Sales and Marketing of Peak Plastic & Metal Products (International) Limited from March 2002 to May 2004, and has been responsible for the Company's sales and operations in Asia and Europe since March 2002. From 1995 to March 2002, Mr. Tong was the Company's Vice President responsible for the sales of various regions and locations of the Company. Mr. Tong holds a bachelor of applied science degree in mechanical engineering from the University of Toronto.

There are no family relationships between any directors or executive officers of the Company.

Board Independence

The board of directors has determined in accordance with the Nasdaq Stock Market listing standards that the following directors are independent: Christine Russell, Douglas Broyles and Thomas Gimple.

Code of Ethics

Peak has adopted a code of ethics that applies to all Peak employees, including Peak's principal executive officer, its principal financial officer, its controller and persons performing similar functions. This code of ethics is available free of charge on the Peak public website (*www.peakf.com*) on the investor relations webpage. Future amendments or waivers relating from the provisions of the code of ethics to our Chief Executive Officer, Chief Financial Officer or Corporate Controller that requires disclosure under applicable SEC rules will be disclosed on the webpage referenced in this paragraph within five (5) business days following the date of such amendment or waiver.

Audit Committee

We have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Christine Russell, Douglas Broyles and Thomas Gimple. All of such members meet the independence standards established by The Nasdaq Stock Market for serving on an audit committee. SEC regulations require us to disclose whether a director qualifying as an "audit committee financial expert" serves on our Audit Committee. Our Board of Directors has determined that Christine Russell qualifies as an "audit committee financial expert" within the meaning of such regulations.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires directors, officers and persons who own more than 10 percent of a registered class of a U.S. issuer's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of such securities, and to furnish the Company with copies of all such reports they file. To the Company's knowledge, based solely on a review of Forms 3, 4 and 5 under the Securities Exchange Act furnished to us, or written representations from certain reporting persons, we believe that during fiscal year 2005, our officers, directors and holders of more than 10 percent of our common stock filed all Section 16(a) reports on a timely basis.

ITEM 11. *EXECUTIVE COMPENSATION*

Executive Compensation

The following Summary Compensation Table sets forth for fiscal 2005, 2004 and 2003 certain information with respect to the compensation of the Company's Chief Executive Officer and the four other most highly compensated executive officers as of the end of the fiscal year ended March 31, 2005, whose salary and bonus for services rendered in fiscal 2005 exceeded $100,000 (the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation	
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options/ SARs (#)	All Other Compensation ($)
Calvin Reed	2005	450,000	—	—	—	14,397[1]
Chief Executive Officer	2004	450,000	—	—	—	—
	2003	445,462	—	—	170,500	—
William Snyder[2]	2005	250,000	—	—	—	13,065[1]
VP and Chief Financial Officer	2004	250,000	—	—	—	—
	2003	62,500	—	—	175,000	—
Jack Menache	2005	250,000	—	—	—	7,835[1]
VP, Secretary and General Counsel	2004	250,000	—	—	—	—
	2003	292,808	—	—	143,000	—
Darien Spencer[3]	2005	225,901	—	457,356[4]	50,000	40,112[5]
President and Chief Operating Officer	2004	309,375	—	3,540[6]	—	163,290
	2003	292,554	—	5,256[6]	100,000	123,991
Danny Tong	2005	200,000	25,000	—	50,000	—
President, Peak Plastic & Metal Products	2004	225,000	110,000	—	—	—
(International) Limited	2003	194,136	—	—	65,000	—

(1) Represents amounts paid for health care benefits available to the Company's executive officers.

(2) Mr. Snyder joined the Company as an employee in January 2003 and resigned in April 2005.

(3) Mr. Spencer's employment with the Company was terminated in December 2004. Compensation included in the Summary Compensation Table for Mr. Spencer includes amounts paid to Mr. Spencer by Peak Multi-Products (China) Factory ("Peak Multi-Products"), the Company's factory, operated pursuant to a processing agreement with an independent third party, in the PRC.

(4) Amount paid to PRC for taxes payable by Mr. Spencer.

(5) Includes, $15,667 housing allowance, $19,208 for educational benefits for Mr. Spencer's child, $4,365 for storage fees and $872 for health care benefits available to the Company's executive officers.

(6) Represents tax reimbursements.

Stock Option Information

Options/SAR Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted to the Named Executive Officers during the fiscal year ended March 31, 2005. The exercise price in all cases is equal to 100% of the fair market value of our Shares on the date of grant.

In addition, in accordance with the Securities and Exchange Commission rules, the table shows the hypothetical gains that would exist for these options if exercised at end of the option term. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted to their expiration date, and do not represent the Company's estimates or projections of future stock prices. There can be no assurance that any of the values reflected in the table will be achieved. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares of stock. The actual value that an executive may realize, if any, will depend upon the difference between the market price of our Shares and the exercise price of the option on the date the option is exercised.

	Individual Grants[1]				Potential Realized Value at Assumed Annual Rates of Share Price Appreciation for Option Term	
Name	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options/SARs Granted[2]	Exercise Price ($/Share)	Expiration Date	5% ($)	10% ($)
Calvin Reed	—	— %	$ —	—	$ —	$ —
William Snyder	—	—	—	—	—	—
Jack Menache	—	—	—	—	—	—
Darien Spencer	50,000	8.3	5.365	5/13/09	57,809	124,495
Danny Tong	50,000	8.3	5.365	5/13/09	57,809	124,495

(1) All options were granted under the Company's 1997 and 1998 Share Option Plans. Unless otherwise noted, the options vest quarterly over a three year period from the grant date. The options have a term of four years, subject to earlier termination if the officer leaves the Company. Vesting of the options is subject to acceleration under the circumstances described under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

(2) Based on a total of 599,420 options granted to employees in fiscal 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year And Fiscal Year-End Option/SAR Values

The following table shows information about option exercises by the Named Executive Officers during the fiscal year ending March 31, 2005, and the value of unexercised options at March 31, 2005. Value at fiscal year end is measured as the difference between the exercise price and fair market value on March 31, 2005, which was $3.695.

			Number of Securities Underlying Unexercised Options/SARS at Fiscal Year End (#)		Value of Unexercised In-the-money Options/SARS at Fiscal Year End ($)	
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Calvin Reed	—	—	673,917	10,000	35,503	$2,200
William Snyder	—	—	182,667	58,333	3,667	1,833
Jack Menache	—	—	280,500	6,667	25,073	1,467
Darien Spencer	—	—	—	—	—	—
Danny Tong	40,000	72,397	130,560	42,500	7,475	1,100

Compensation of Directors

As amended in May 2004, during fiscal 2005, each director of the Company who is not an employee of the Company or its affiliates received an annual fee of $25,000 plus a fee of $1,000 for each Board meeting attended and $500 for each committee meeting attended. In addition, each such director was annually awarded a fully vested option to purchase 10,000 Shares at a purchase price determined on the date of grant in accordance with the applicable stock option plan. Each member of the Audit Committee was granted an additional fully vested option to purchase 5,000 Shares at a purchase price determined on the date of grant in accordance with the applicable stock option plan. The chairpersons of the Compensation and Stock Option Committee and Audit Committee were granted an additional fully vested option to purchase 3,000 Shares at a purchase price determined on the date of grant in accordance with the applicable stock option plan. Chairpersons and directors who are also employees of the Company or its affiliates receive no remuneration for serving as directors. The total number of Shares subject to options granted in any one year to any non-employee director shall not exceed an aggregate of 20,000 Shares. All independent directors who provide services to the Company or act to discharge their duties were paid $1,500 per day plus actual expenses.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Effective April 22, 1999, the Company entered into an employment agreement with Mr. Reed, providing that beginning on that date, he would serve as President and Chief Executive Officer of the Company for an initial term of three years, to be automatically extended by one year on an annual basis unless one party notifies the other of termination. The agreement contains standard provisions relating to benefits, intellectual property, confidentiality, and restrictions on competitive activities and solicitation of Company employees and customers. Pursuant to this agreement, Mr. Reed is entitled to an annual base salary of $450,000 per year, which may be increased as determined by the Board of Directors. A portion of this salary is paid upon completion of the fiscal year so long as Mr. Reed continues to be employed by the Company at such time. After the second anniversary of the agreement, in all cases of termination except those occurring within two years of a change in control, options granted to Mr. Reed shall remain exercisable for a period of one year. Should Mr. Reed be terminated without cause or resign (as a result a reduction in pay or title, the Company's material breach of the employment contract or a relocation of Mr. Reed's offices outside of Southern California), within two years of a change of control or liquidation of the Company, all of Mr. Reed's options shall vest immediately and remain exercisable for a period of one year and he shall receive a severance payment equal to two times his current base salary if termination occurs in the first year of the contract, and three times his current base salary if termination happens thereafter. Mr. Reed is also entitled to a severance payment of three times his current base salary if he is terminated by the Company without cause (as defined in the agreement).

The Company entered into substantially similar employment agreements with Katie Fung, Dean Personne, Jack Menache and Danny Tong. These agreements contain standard provisions relating to confidentiality and restrictions on competitive activities and solicitation of Company employees and customers. Each agreement also calls for a lump-sum severance payment in amounts equal to 3 to 12 months base salary and unused vacation pay, and the vesting of all stock options which would have vested within 18 months of the date of termination with such options remaining exercisable for one year should the employee be terminated without cause or resign because of a reduction in base salary or material adverse change in employment duties. If termination without cause or resignation (resulting from a reduction in base salary or a materially adverse change in employment duties) occurs in anticipation of or within two years following a change in control or liquidation of the Company, in addition to a severance package similar to that described above, all stock options held by the employee shall immediately vest in full and remain exercisable for a period of one year. In July 2005, the Company entered into addendums to each of those agreements that removed the specified termination dates and to extend the term until such time as the respective agreement is otherwise terminated in accordance with its terms.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended March 31, 2005, the Compensation and Stock Option Committee of the Board of Directors consisted of Mr. Broyles, Mrs. Russell and Mr. Gimple. Neither Mr. Broyles, Mrs. Russell nor Mr.

Gimple is an officer or employee of the Company. No member of the Compensation and Stock Option Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Beneficial Ownership Table

The following table sets forth certain information with respect to the beneficial ownership of the shares as of July 18, 2005, for:

(i) each person known by the Company to beneficially own more than 5% of the outstanding Shares;

(ii) each of the Company's current directors;

(iii) each of the Company's executive officers named under "Executive Compensation—Summary Compensation Table;" and

(iv) all current directors and executive officers as a group.

Ownership information is based solely on information furnished by the respective individuals or entities, as the case may be. Amounts appearing in the table below include all shares outstanding as of July 18, 2005 and all shares issuable upon the exercise of options or warrants within 60 days thereof. As of July 18, 2005, there were 12,420,388 shares of the Company's common stock issued and outstanding. Unless otherwise noted, the address of each of the Shareholders named below is the Company's principal executive office.

Name and Address of Beneficial Owner(1)	Number of Shares(1)	Percentage of Class(1)
5% Shareholders		
SKIRITAI Capital LLC.(2) 388 Market Street, Suite 700 San Francisco, California 94111	2,480,712	20.0%
FMR Corp.(3) 82 Devonshire Street Boston, Massachusetts 02109	1,604,300	12.9%
Luckygold 18A Limited(4) Units 4, 5 and 7, 37th Floor Cable TV Tower 9 Hoi Shing Road Tsuen Wan, New Territories, Hong Kong	1,304,508	10.5%
Quaker Capital Management Corporation(5) 401 Wood Street, Suite 1300 Pittsburgh, Pennsylvania 15222	1,294,705	10.4%
T. Rowe Price Associates, Inc.(6) 100 E. Pratt Street Baltimore, Maryland 21202	1,200,000	9.7%
Royce & Associates, LLC.(7) 1414 Avenue of the Americas New York, New York 10019	858,200	6.9%
Directors and Executive Officers		
Mr. Calvin Reed(8)	692,417	5.6%
Mr. William Snyder(9)	209,750	1.7%
Mr. Jack Menache(10)	293,426	2.4%
Mr. Danny Tong(11)	140,143	1.1%
Mr. Douglas Broyles(12)	100,000	*
Ms. Christine Russell(13)	88,000	*
Mr. Thomas Gimple(14)	45,000	*
Ms. Katie Fung(15)	31,251	*
Mr. Frank Lazo(16)	30,833	*
Mr. Dean Personne(17)	12,500	*
All directors and executive officers as a group (10 persons)(18)	1,995,320	16.1%

* Represents less than one percent of our outstanding stock

(1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the notes to this table. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days of July 18, 2005 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing percent ownership of any other person.

(2) Based solely on information provided on Amendment No. 3 to Schedule 13G filed by SKIRITAI Capital LLC, Leonidas Opportunity Fund L.P., Leonidas Opportunity Offshore Fund Ltd., Russell Silvestri and Lyron Bentovim on July 5, 2005. Leonidas Opportunity Fund L.P. beneficially owns 1,883,355 shares and Leonidas Opportunity Offshore Fund Ltd. owns 597,357 shares. SKIRITAI Capital LLC is serving as the General Partner of the Leonidas Opportunity Fund L.P. and the Investment Manager of the Leonidas Opportunity Offshore Fund Ltd. Russell R. Silvestri and Lyron L. Bentovim are managing directors of SKIRITAI Capital LLC.

(3) Based solely on information provided on Amendment No. 4 to Schedule 13G filed by FMR Corp. on February 17, 2004. Includes 1,604,300 shares beneficially owned by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., as a result of Fidelity acting as an investment adviser to various investment companies, including Fidelity Low Priced Stock Fund, which beneficially owns 1,375,700 shares. Edward C. Johnson III, chairman of FMR Corp. and members of his family which hold a controlling interest in FMR Corp., and FMR Corp. each have sole power to dispose of 1,604,300 shares. Voting power of the shares held by the Fidelity funds is held by the Board of Trustees of each of the various funds.

(4) Based solely on information provided on Amendment No. 4 to Schedule 13G filed by Luckygold 18A Limited on April 1, 2005. Mr. T. L. Li is the sole stockholder of Luckygold 18A Ltd. and has sole voting and investment power with respect to these shares.

(5) Based solely on information provided on Amendment No. 4 to Schedule 13G filed by Quaker Capital Management ("Quaker") on February 9, 2005. Quaker is an investment adviser and has shared voting and shared dispositive power over 1,294,705 shares owned by its clients and held in accounts over which Quaker has discretionary authority.

(6) Based solely on information provided on Amendment No. 2 to Schedule 13G filed by T. Rowe Price Associates, Inc. and T. Rowe Price Small-Cap Value Fund, Inc. filed on February 14, 2005. T. Rowe Price Associates, Inc. claims sole dispositive power and T. Rowe Price Small-Cap Value Fund, Inc. claims sole voting over the same 1,200,000 shares.

(7) Based solely on information provided on Amendment No. 3 to Schedule 13G filed by Royce & Associates, LLC on February 3, 2005. Royce & Associates, LLC claims sole voting and dispositive power over 858,200 shares.

(8) Includes 676,417 shares subject to options which are currently exercisable or will become exercisable within 60 days of July 18, 2005.

(9) Includes 209,750 shares subject to options which are currently exercisable or will be exercisable within 60 days of July 18, 2005.

(10) Includes 282,167 shares subject to options which are currently exercisable or will become exercisable within 60 days of July 18, 2005.

(11) Includes 140,143 shares subject to options which are currently exercisable or will become exercisable within 60 days of July 18, 2005.

(12) Includes 100,000 shares subject to options which are currently exercisable or will become exercisable within 60 days of July 18, 2005.

(13) Includes 88,000 shares subject to options which are currently exercisable or will become exercisable within 60 days of July 18, 2005.

(14) Includes 45,000 shares subject to options which are currently exercisable or will become exercisable within 60 days of July 18, 2005.

(15) Includes 31,251 shares subject to options which are currently exercisable or will become exercisable within 60 days of July 18, 2005.

(16) Includes 30,833 shares subject to options which are currently exercisable or will become exercisable within 60 days of July 18, 2005.

(17) Includes 12,500 shares subject to options which are currently exercisable or will become exercisable within 60 days of July 18, 2005.

(18) Includes 1,616,061 shares subject to options which are currently exercisable or will become exercisable within 60 days of July 18, 2005.

Equity Compensation Plan Information

The following chart gives aggregate information regarding grants under all equity compensation plans of Peak as of March 31, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
1997 Share Option Plan	430,841	$5.83578	212,564
1998 Share Option Plan	1,631,838	$5.09876	1,203,860
2000 Employee Stock Purchase Plan[1]	—	—	414,941
Subtotal	2,062,679	$5.25271	1,416,424
Equity compensation plans not approved by security holders[2]:	300,000	$7.44271	—
Total	2,362,679	$5.53078	1,416,424

(1) Shares available for sale pursuant to the Company's 2000 Employee Stock Purchase Plan. Shares of common stock will be purchased at a price equal to 85% of the fair market value per share of common stock on either the first day preceding the offering period or the last date of the accumulation period, whichever is less. On January 1, 2005, the Company suspended the offering periods under the Plan.

(2) In April 1999, the Company granted stock options outside of our approved stock option plans to Mr. Calvin Reed in connection with his employment as the Company's Chief Executive Officer. These stock options vest over a period of three years from the date of grant in twelve equal, quarterly installments, provided that no options will vest during the first two years of the date of grant. These options have a term of ten years and are exercisable at prices ranging from $3.65625 to $10.00 per share.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

Mr. T. L. Li, Chairman of our Board of Directors until October 2001, through his beneficial ownership of all of the outstanding shares of Luckygold, owns approximately 10.5% of the Company. Mr. Li owns approximately 40% of the outstanding shares of QPL Holdings, a company incorporated under Bermuda law and listed on The Hong Kong Stock Exchange. QPL Holdings is a holding company of a group of semiconductor companies which includes QPL, QPL (U.S.) Inc. (f.k.a. Worltek International Limited) and Talent Focus Industries Limited and formerly included ASAT and Newport Wafer-Fab Limited. A portion of the Company's sales have been made to companies controlled by Mr. Li, which include QPL and other subsidiaries of QPL Holdings and formerly included ASAT. The Company's product sales to the subsidiaries of QPL Holdings in the year ended March 31, 2005 represented approximately 0.10% of its net sales or $66,746. QPL and ASAT are customers of the Company and may, from time to time, engage in transactions with the Company that are material to its results of operations.

The Company reviews related party transactions on an ongoing basis and utilizes the Audit Committee to review potential conflicts of interest where appropriate. The Company's policy is to conduct transactions with its affiliates, including Mr. T. L. Li and the companies in QPL Holdings, on an arms-length basis.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Audit Firm Fee Summary

Audit Fees. The aggregate audit fees billed by BDO McCabe Lo & Company for the fiscal year ended March 31, 2005 for professional services rendered for the audit of the Company's annual financial statements, the reviews of the financial statements included in the Company's quarterly reports on Form 10-Q and services that were provided in connection with statutory and regulatory filings or engagements was $193,900. BDO McCabe Lo & Company did not perform any work for the Company during the fiscal year ended March 31, 2004. The aggregate audit fees billed by PricewaterhouseCoopers for the fiscal year ended March 31, 2005 for professional services rendered for the reviews of the financial statements included in the Company's quarterly reports on Form 10-Q and services that were provided in connection with statutory and regulatory filings or engagements was $60,000. PricewaterhouseCoopers received $275,000 for such services from the Company for the fiscal year ended March 31, 2004.

Audit-Related Fees. BDO McCabe Lo & Company received $4,500 for performing audit-related services for the Company for the fiscal year ended March 31, 2005. The nature of the services comprising these fees included, among other things a special audit related to the disposal of a subsidiary of the Company. BDO McCabe Lo & Company did not perform any work for the Company during the fiscal year ended March 31, 2004. No audit-related fees were billed by PricewaterhouseCoopers for the fiscal years ended March 31, 2005 and March 31, 2004.

Tax Fees. The aggregate fees billed by BDO McCabe Lo & Company for the fiscal year ended March 31, 2005 for professional services related to tax compliance, tax advice and tax planning was $8,462. The nature of the services comprising these fees included, among other things, tax compliance services for foreign tax returns. BDO McCabe Lo & Company did not perform any work for the Company during the fiscal year ended March 31, 2004. The aggregate fees billed by PricewaterhouseCoopers for the fiscal years ended March 31, 2004 for professional services related to tax compliance, tax advice and tax planning were $21,171. The nature of the services comprising these fees included, among other things, tax compliance services for foreign tax returns and advisory services for transfer pricing and tax issues in the People's Republic of China. No tax fees were billed by PricewaterhouseCoopers for the fiscal year ended March 31, 2005.

All Other Fees. The aggregate fees billed for all other services rendered by BDO McCabe Lo & Company for the fiscal year ended March 31, 2005 was $7,013. The nature of the services comprising these fees included, among other things, reimbursement for out of pocket expenses. BDO McCabe Lo & Company did not perform any work for the Company during the fiscal year ended March 31, 2004. The aggregate fees billed for all other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2005 and March 31, 2004 were $4,200 and $11,361, respectively. The nature of the services comprising these fees included, among other things, advice regarding the creation of a foreign subsidiary and the reimbursement of out-of-pocket expenses.

Upon consideration, the Audit Committee determined that the provision of services other than the audit services is compatible with maintaining the independence of Company's independent registered public accounting firm.

Pre-Approval Policies

The engagement of BDO McCabe Lo & Company for non-audit accounting and tax services performed for the Company is limited to those instances in which such services are considered integral to the audit services that it provides or in which there is another compelling rationale for using its services. Pursuant to the Sarbanes-Oxley Act of 2002, all audit and permitted non-audit services to be performed by BDO McCabe Lo & Company require pre-approval by the Audit Committee.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) List of documents filed as a part of this report:

1. Financial Statements—Included in Part II of this Form 10-K:

   Consolidated Balance Sheets as of March 31, 2005 and 2004.
   Consolidated Statements of Operations for the years ended March 31, 2005, 2004 and 2003.
   Consolidated Statements of Changes in Shareholders' Equity as of March 31, 2005, 2004 and 2003.
   Consolidated Statements of Cash Flows for the years ended March 31, 2005, 2004 and 2003.
   Notes to Consolidated Financial Statements.

2. Index to Financial Statement Schedules—Included in this Part II of this Form 10-K:

   Schedule II—Valuation and qualifying accounts

3. List of Exhibits:

Exhibit No.	Description
3.1(a)	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1, Registration No. 333-6652, filed on March 19, 1997 and declared effective by the Securities and Exchange Commission on June 20, 1997 (the "Form F-1"))
3.1(b)	Bye-laws of the Registrant (incorporated by reference to Exhibit 3.1(b) to the Company's Report on Form 10-K for the year ending March 31, 2001 filed on June 19, 2001)
4.1	Specimen of Share Certificate for the Shares of the Registrant (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Form F-1)
10.1	Processing Agreement dated May 28, 1987 and renewed and amended on May 24, 1994 and December 12, 1996 (incorporated by reference to Exhibit 10.1 to the Form F-1)
10.2	Land Use Certificate relating to the Company's existing production facilities (incorporated by reference to Exhibit 10.3 to the Form F-1)
10.3	Land Use Right Granting Contract relating to the Company's existing production facilities (incorporated by reference to Exhibit 10.5 to the Form F-1)
10.4	Lease between Warden and Peak (HK) relating to the Company's existing production facilities (incorporated by reference to Exhibit 10.7 to the Form F-1)
10.5	Lease between Warden and Peak (HK) relating to the Company's existing production facilities (incorporated by reference to Exhibit 10.8 to the Company's Report on Form 10-K for the year ending March 31, 2001 filed on June 19, 2001)
10.6*	1998 Share Option Plan (incorporated by reference to Exhibit 4.3 to the Company's Form S-8 filed on July 30, 1998)
10.7*	2000 Peak International Limited Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.4 to the Company's Form S-8 filed on December 18, 2000)
10.8	Deed of Undertaking by Mr. T. L. Li dated May 29, 1997 relating to non-competition and referral (incorporated by reference to Exhibit 10.9 to the Form F-1)
10.9	Option Agreement dated February 17, 1997 relating to the non-voting deferred shares of Peak (HK) (incorporated by reference to Exhibit 10.10 to the Form F-1)
10.10	Restructuring Agreement dated February 28, 1997 for the acquisition of the entire issued share capital of Peakgold and Success Gold (incorporated by reference to Exhibit 10.11 to the Form F-1)

Exhibit No.	Description
10.11*	Employment Agreement, dated April 22, 1999, by and between the Company and Calvin L. Reed (incorporated by reference to Exhibit 10.15 to the Company's Report on Form 10-K for the year ending March 31, 2002 filed on June 14, 2002)
10.12*	Employment Agreement, dated July 1, 2004, by and between the Company and Jack Menache (incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended September 30, 2004 filed on November 15, 2004)
10.13	Employment Agreement, dated July 1, 2004, by and between the Company and Frank Lazo (incorporated by reference to Exhibit 10.4 to the Company's Report on Form 10-Q for the quarter ended September 30, 2004 filed on November 15, 2004)
10.14*	Employment Agreement, dated July 1, 2004, by and between the Company and Danny Tong (incorporated by reference to Exhibit 10.3 to the Company's Report on Form 10-Q for the quarter ended September 30, 2004 filed on November 15, 2004)
10.15*#	Employment Agreement, dated April 12, 2005, by and between the Company and Katie Fung
10.16	Lease dated April 1, 2004 for the principal offices of Peak Plastic and Metal Products (International) Limited (incorporated by reference to Exhibit 10.21 to the Company's Report on Form 10-K for the year ended March 31, 2004 filed on June 18, 2004)
10.17	Lease Agreement, dated December 29, 2004 between Peak International, Inc. and Cabot Industrial Venture B, LLC (incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended December 31, 2004 filed on March 24, 2005)
16.1	Letter from PricewaterhouseCoopers regarding change in certified public accountant (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K/A filed on October 8, 2004)
21.1#	Subsidiaries of the Company
23.1#	Consent of BDO McCabe Lo & Company
23.2#	Consent of PricewaterhouseCoopers
24.1	Power of Attorney (see page 40 of this Form 10-K)
31.1	Rule 13a-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
32.1+#	Statement of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)
32.2+#	Statement of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

---

* Indicates management contract or compensatory plan or arrangement.

\# Previously filed.

\+ In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 32.1 and Exhibit 32.2 are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

(b) See List of Exhibits at page 38 of this Form 10-K.

(c) See the Consolidated Financial Statements beginning on page F-1 of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on June 29, 2005.

PEAK INTERNATIONAL LIMITED

By /s/ CALVIN REED

Calvin Reed
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Calvin Reed and Jack Menache, and each of them, as his or her true and lawful attorneys-in-fact and agents, with power to act with or without the others and with full power of substitution and resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents and each of them may deem necessary or desirable to enable the registrant to comply with the U.S. Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission thereunder in connection with the registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the "Annual Report"), including specifically, but without limiting the generality of the foregoing, power and authority to sign the name of the registrant and the name of the undersigned, individually and in his or her capacity as a director or officer of the registrant, to the Annual Report as filed with the U.S. Securities and Exchange Commission, to any and all amendments thereto, and to any and all instruments or documents filed as part thereof or in connection therewith; and each of the undersigned hereby ratifies and confirms all that said attorneys and agents and each of them shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Registrant and in the capacities indicated:

Signatures	Title	Date
/s/ CALVIN REED Calvin Reed	Chief Executive Officer, Chairman of the Board (Principal Executive Officer) and Director	June 29, 2005
/s/ KATIE FUNG Katie Fung	Chief Financial Officer and Vice President (Principal Financial Officer and Principal Accounting Officer)	June 29, 2005
/s/ DOUGLAS BROYLES Douglas Broyles	Director	June 29, 2005
/s/ CHRISTINE RUSSELL Christine Russell	Director	June 29, 2005
/s/ THOMAS GIMPLE Thomas Gimple	Director	June 29, 2005
/s/ WILLIAM SNYDER William Snyder	Director	June 29, 2005

PEAK INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

1. Index to Consolidated Financial Statements:

2. Index to Financial Statement Schedules:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Peak International Limited

We have audited the accompanying consolidated balance sheet of Peak International Limited as of March 31, 2005 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peak International Limited at March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO McCabe Lo & Company
Hong Kong

May 19, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Peak International Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of shareholders' equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Peak International Limited and its subsidiaries at March 31, 2004 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accountancy Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Hong Kong

April 22, 2004

PEAK INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2005 AND 2004
(United States dollars in thousands, except number of shares and per share data)

	Note	March 31, 2005	March 31, 2004
ASSETS			
Current assets:			
Cash and cash equivalents		$22,301	$20,303
Accounts receivable, net of allowance for doubtful accounts of $257 at March 31, 2005 and $237 at March 31, 2004		12,578	12,393
Inventories	4	13,739	13,547
Other receivables, deposits and prepayments		1,121	1,050
Income taxes receivable	5	3	—
Total current assets		49,742	47,293
Asset to be disposed of by sale	6	5,230	5,230
Property, plant and equipment, net	8	24,611	28,246
Land use right	7	742	761
Deposits for acquisition of property, plant and equipment		33	969
Income taxes receivable	5	—	5,085
Other deposit	9	301	301
Total assets		$80,659	$87,885
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable:			
—trade		$ 8,288	$ 4,436
—property, plant and equipment		210	628
Accrued payroll and employee benefits		1,562	1,480
Accrued other expenses		5,786	1,168
Income taxes payable		127	5,858
Total current liabilities		15,973	13,570
Deferred income taxes	14	875	1,670
Commitments and contingencies	18		
Shareholders' equity:			
Common stock, $0.01 par value; authorized 100,000,000 shares; issued and outstanding 12,420,388 shares at March 31, 2005, and 12,312,691 shares at March 31, 2004	19	124	123
Additional paid-in capital		27,135	26,702
Retained earnings		37,813	47,022
Accumulated other comprehensive loss		(1,261)	(1,202)
Total shareholders' equity		63,811	72,645
Total liabilities and shareholders' equity		$80,659	$87,885

The accompanying notes are an integral part of these consolidated financial statements.

PEAK INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2005, 2004 AND 2003
(United States dollars in thousands, except number of shares and per share data)

	Notes	Year ended March 31, 2005	2004	2003
Net sales		$ 67,909	63,756	56,142
Cost of goods sold	10	59,650	45,215	41,394
Gross profit		8,259	18,541	14,748
Operating expenses:				
Selling and marketing	11	12,118	12,106	10,071
General and administrative		6,641	6,588	7,768
Research and development		157	236	136
Asset impairment	6 & 7	—	—	13,378
Loss from operations		(10,657)	(389)	(16,605)
Other income (expense), net	12	93	269	(106)
Interest income	13	229	166	285
(Loss) Income before income taxes		(10,335)	46	(16,426)
Income tax benefit (expense)	14	1,126	(278)	(104)
Net loss		$ (9,209)	$ (232)	$ (16,530)
Losses per share:				
Basic		$ (0.74)	$ (0.02)	$ (1.30)
Diluted		$ (0.74)	$ (0.02)	$ (1.30)
Weighted average number of shares outstanding:				
Basic		12,396,344	12,228,781	12,688,651
Diluted		12,396,344	12,228,781	12,688,651

The accompanying notes are an integral part of these consolidated financial statements.

PEAK INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED MARCH 31, 2005, 2004 AND 2003

(United States dollars in thousands, except number of shares and per share data)

	Note	Common stock Shares	Common stock Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Total
Balance as of March 31, 2002		12,664,324	127	27,968	63,784	(1,097)	90,782
Net loss for the year		—	—	—	(16,530)	—	(16,530)
Issuance of shares on exercise of stock options and under employee stock purchase plan		47,954	1	218	—	—	219
Common stock repurchased for cancellation	19	(47,366)	(1)	(198)	—	—	(199)
Foreign currency translation		—	—	—	—	(16)	(16)
Balance as of March 31, 2003		12,664,912	127	27,988	47,254	(1,113)	74,256
Net loss for the year		—	—	—	(232)	—	(232)
Issuance of shares on exercise of stock options and under employee stock purchase plan		307,965	3	1,123	—	—	1,126
Common stock repurchased for cancellation	19	(660,186)	(7)	(2,409)	—	—	(2,416)
Foreign currency translation		—	—	—	—	(89)	(89)
Balance as of March 31, 2004		12,312,691	$123	$26,702	$ 47,022	$(1,202)	$72,645
Net loss for the year		—	—	—	(9,209)	—	(9,209)
Issuance of shares on exercise of stock options and under employee stock purchase plan		107,697	1	433	—	—	434
Common stock repurchased for cancellation	19	—	—	—	—	—	—
Foreign currency translation		—	—	—	—	(59)	(59)
Balance as of March 31, 2005		12,420,388	$124	$27,135	$ 37,813	$(1,261)	$63,811

The accompanying notes are an integral part of these consolidated financial statements.

PEAK INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED MARCH 31, 2005, 2004 AND 2003 (United States dollars in thousands)

	Year ended March 31,		
	2005	2004	2003
Operating activities:			
Net loss	$(9,209)	$ (232)	$(16,530)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	7,021	6,267	6,276
Deferred income taxes	(795)	123	(230)
Loss on disposal/write-off of property, plant and equipment	1,156	584	593
Allowance for doubtful accounts	20	(48)	54
Asset impairment	663	—	13,378
Changes in operating assets and liabilities:			
Accounts receivable	(205)	(1,497)	(2,702)
Inventories	(192)	(1,357)	135
Other receivables, deposits and prepayments	(71)	(127)	473
Income taxes receivable	5,082	(1,353)	(3,576)
Other deposit	—	—	(301)
Accounts payable—trade	3,852	526	1,417
Accrued payroll and employee benefits	82	341	118
Accrued other expenses	4,618	(251)	(195)
Income taxes payable	(5,731)	137	297
Net cash provided by (used in) operating activities	6,291	3,113	(793)
Investing activities:			
Acquisition of property, plant and equipment	(5,604)	(6,419)	(2,550)
Proceeds from disposal of property, plant and equipment	—	12	4
Decrease (Increase) in deposits for acquisition of property, plant and equipment	936	(952)	50
Net cash used in investing activities	(4,668)	(7,359)	(2,496)
Financing activities:			
Proceeds from issuance of common stock	434	1,126	219
Payment for repurchase of common stock	—	(2,416)	(199)
Net cash provided by (used in) financing activities	434	(1,290)	20
Net increase (decrease) in cash and cash equivalents	2,057	(5,536)	(3,269)
Cash and cash equivalents at beginning of year	20,303	25,928	29,217
Effects of exchange rate changes on cash and cash equivalents	(59)	(89)	(20)
Cash and cash equivalents at end of year	$22,301	$20,303	$ 25,928
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ —	$ —	$ —
Income taxes	318	1,371	3,613

The accompanying notes are an integral part of these consolidated financial statements.

PEAK INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(United States dollars in thousands, except number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

Peak International Limited (the "Company") was incorporated as an exempted company with limited liability in Bermuda under the Companies Act 1981 of Bermuda (as amended) on January 3, 1997.

The subsidiaries of the Company are principally engaged in the manufacture and sale of precision engineered packaging products, such as matrix and disk drive trays, shipping tubes, reels and carrier tapes, lead frame boxes and interleaves used in the storage and transportation of semiconductor devices and other electronic components. The Company's principal production facilities are located in the People's Republic of China (the "PRC") and the Company maintains sales offices in Hong Kong, the United States of America ("U.S.A."), Singapore, Taiwan and Malaysia (See Note 3 for details of the Company's subsidiaries).

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S.A.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Basis of consolidation*

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intra-group balances and transactions have been eliminated on consolidation.

(b) *Cash and cash equivalents*

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts placed with banks or other financial institutions and all highly liquid debt instruments with original maturity of three months or less.

(c) *Allowance for doubtful accounts*

Allowance for doubtful accounts is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision. The collectability of the Company's accounts receivable is evaluated based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligation to the Company, a specific reserve for bad debts is recorded against amounts due. A provision is also made based on the aging of receivables and the history of uncollectible accounts receivable.

(d) *Inventories*

Inventories are stated at the lower of cost or market value, with cost determined using a cost method that approximate to the first-in, first-out basis. Cost of finished goods includes costs of direct materials, direct labor and an appropriate proportion of production overheads. Production overheads are absorbed in finished goods based on units of production.

(e) *Land use right*

Land use right is stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term of 50 years.

(United States dollars in thousands, except number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(f) *Property, plant and equipment, net*

Property, plant and equipment is stated at cost less accumulated depreciation. Gains or losses on disposals are reflected in current operations. Major expenditures for betterments and renewals are capitalized. All ordinary repairs and maintenance costs are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives.

The useful lives of property, plant and equipment adopted for depreciation purposes are as follows:

Buildings	10 years
Plant, machinery and equipment	5-10 years
Molds	3-5 years
Leasehold improvements, furniture, fixtures and motor vehicles	5-10 years

(g) *Asset to be disposed of by sale*

Asset to be disposed of by sale represents a factory under construction in Shenzhen, the PRC, together with the land use right on which the building is built and is stated at the lower of its carrying amount or fair value less cost to sell as of March 31, 2005 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets." Fair value as of March 31, 2004 and 2003 was calculated on the basis of a professional valuation report on the property provided by an independent appraiser. Fair value as of March 31, 2005 was calculated based on actual sales consideration of $7,692 received in full on completion after fiscal year end. See Note 6.

(h) *Valuation of long-lived assets*

The Company accounts for long-lived assets in accordance with SFAS No. 144, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Company determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the net asset carrying value. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows.

(i) *Income taxes*

The Company accounts for income tax in accordance with SFAS No. 109 "Accounting for Income Taxes," which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefit from items including tax loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in income for the period of enactment. A valuation allowance is provided for a portion of deferred tax assets that will more likely than not be unrealized.

(j) *Foreign currency translation*

The Company uses the United States dollar as its functional and reporting currencies. Monetary assets and liabilities denominated in currencies other than the United States dollar are remeasured into the United States

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

dollar at the rates of exchange at the balance sheet date. Transactions in currencies other than the United States dollar during the year are converted into the United States dollar at the rates of exchange at the transaction dates. Exchange differences are recognized in the statement of operations.

On consolidation, balance sheets of subsidiaries denominated in currencies other than the United States dollar are translated into the United States dollar at the rates of exchange at the balance sheet date. Statements of operations of subsidiaries denominated in currencies other than the United States dollar are translated into the United States dollar at average exchange rates during the year. Exchange differences resulting from the translation of financial statements denominated in currencies other than the United States dollar and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of shareholders' equity and are reported as other comprehensive income (loss).

The Company may enter into foreign exchange contracts to reduce its exposure to change in exchange rates. Market value gains and losses are recognized in the statement of operations.

(k) *Research and development expenditures*

Research and development expenditures are expensed in the period incurred.

(l) *Revenue recognition*

The Company primarily derives its revenue from the sale of precision engineering packaging products such as matrix and disk drive trays, shipping tubes, reels and carrier tapes, lead frame boxes and interleaves. Revenues arising from sale of goods are recognized at the time when the goods are shipped and titles to the goods passed to customers. Title to the product may transfer to the customer when shipped or when received by the customer based on the specific agreement. The Company permits the return of damaged or defective products and accounts for these returns as deduction from sales. The Company evaluates its provisions for estimated returns monthly, based on historical returns. To date, the Company has not experienced any significant returns.

(m) *Stock-based compensation*

SFAS No. 123 "Accounting for Stock-Based Compensation" encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation awarded to employees using the intrinsic value method prescribed in Accounting Principles Board Opinions ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock options awarded to employees, officers and directors is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

The Company discloses pro forma earnings per share information in accordance with SFAS No. 123. See Note 23.

(n) *Earnings per share*

Earnings per share is computed in accordance with SFAS No. 128 "Earnings per Share" by dividing net income for each year by the weighted average number of shares outstanding during the year.

(United States dollars in thousands, except number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Diluted earnings per share is computed by dividing net income by the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year. The weighted average shares used to compute diluted earnings per share include the incremental potential ordinary shares relating to outstanding options to the extent such incremental shares would be dilutive.

The following table sets forth the computation of losses per share for the years indicated:

	March 31,		
	2005	2004	2003
Numerator:			
Net loss	$ (9,209)	$ (232)	$ (16,530)
Denominator:			
Weighted average number of shares			
Basic	12,396,344	12,228,781	12,688,651
Options	—	—	—
Diluted	12,396,344	12,228,781	12,688,651

For the years ended March 31, 2005, 2004 and 2003 in which the Company had a net loss, inclusion of stock options outstanding would have been anti-dilutive and therefore not included in the computation of diluted losses per share.

(o) *Financial instruments*

The carrying values of financial instruments, which mainly consist of cash and cash equivalents, other receivables, deposits, prepayments, accounts payable and accruals, approximate their fair values due to the short-term nature of these instruments.

(p) *Comprehensive (loss) income*

The Company follows SFAS No. 130 "Reporting Comprehensive Income" for the reporting and display of its comprehensive (loss) income and related components in the financial statements and thereby reports a measure of all changes in equity of an enterprise that results from transactions and economic events other than transactions with the shareholders. Items of comprehensive (loss) income are reported in the "Consolidated Statements of Shareholders' Equity."

(q) *Use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities as of and for the reporting periods. Actual results could differ from those estimates. Differences from those estimates are reported in the period they become known and are disclosed to the extent they are material to the financial statements taken as a whole.

(r) *Segment information*

The Company has adopted SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" which established standards for reporting information about operating segments on a basis

(United States dollars in thousands, except number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

consistent with the Company's internal organizational structure as well as information about geographical areas and business segments. It is management's view that the products of the Company are of a similar nature and therefore only one business segment is identified.

(s) *Related parties*

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(t) *Operating leases*

Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

(u) *New Accounting Standards*

In December, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." or Opinion 25. Generally, the approach in Statement 123(R) is similar to the approach described in the unrevised Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In April 2005, the SEC deferred the effective date of Statement 123(R) so that companies may now adopt its provisions at the beginning of their first annual period beginning after June 15, 2005 which would be fiscal 2007, beginning April 1, 2006 for the Company. As permitted by the unrevised Statement 123, we currently account for share-based payments to employees using Opinion 25's intrinsic value method, under which we generally do not record compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend, in part, on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 23 to our Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, which would be our second quarter of fiscal 2006. The adoption of SFAS No. 153 is not expected to have a material effect on our consolidated financial position or results of operations.

(United States dollars in thousands, except number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, which would be our second quarter of fiscal 2006 and its adoption is not expected to have a significant impact on our results of operations or financial position.

3. SUBSIDIARIES

Details of the Company's consolidated subsidiaries as of March 31, 2005 were as follows:

Company name	Place of incorporation	Ownership interest attributable to the Company	Principal activities
Peak Gold 3 Ltd.	The British Virgin Islands ("BVI")	100%	Investment holding
Success Gold 8 Ltd.	BVI	100%	Investment holding
Diamond Crest Holdings Ltd.	BVI	100%	Investment holding
Warden Development Ltd.	Hong Kong	100%	Property holding
PIL (Mauritius) Ltd.	Mauritius	100%	Investment holding
Semicycle Resources (S) Pte. Ltd.	Singapore	100%	Trading
Semicycle Resources SDN BHD	Malaysia	100%	Trading
Peak Plastic & Metal Products (International) Ltd.	Hong Kong	100%	Manufacturing and trading
Semicycle Hong Kong Ltd.	Hong Kong	100%	Investment holding
Peak International Inc.	USA	100%	Trading
Peak Plastics, Inc.	USA	100%	Inactive
Luckygold 168J Ltd.	BVI	100%	Investment holding
Best Luck 9 Ltd.	BVI	100%	Investment holding
Peak Resources Singapore Pte. Ltd.	Singapore	100%	Trading
Peak Semiconductor Packaging SDN BHD	Malaysia	100%	Trading
Peak International (Asia) Ltd.	Hong Kong	100%	Trading
Peak China Property Ltd.	BVI	100%	Property holding
Peak Semiconductor Packaging Products (Shenzhen) Co. Ltd.	The PRC	100%	Manufacturing and trading

4. INVENTORIES

The components of inventories were as follows:

	March 31,	
	2005	2004
Raw materials	$ 8,394	$ 7,332
Finished products	5,345	6,215
	$13,739	$13,547

(United States dollars in thousands, except number of shares and per share data)

5. INCOME TAXES RECEIVABLE

As at March 31, 2004, this represents approximately $5,061 of tax reserve certificates purchased from the Inland Revenue Department of Hong Kong ("IRD") in respect of prior year taxes that were under examination by the IRD. These tax reserve certificates have been utilized in the quarter ended September 30, 2004 to pay for those prior year taxes as a result of a settlement reached with the IRD.

6. ASSET TO BE DISPOSED OF BY SALE/ASSET IMPAIRMENT CHARGE

A subsidiary of the Company owns an industrial building under construction in the PRC. In view of its production needs and the market conditions, the completion of the building under construction was delayed. During the fourth quarter of the year ended March 31, 2001, management reassessed the fair value of the building given the downturn in the industrial property market in which the building is located and a provision of $759 was recorded to adjust the carrying value of the building.

During the quarter ended June 30, 2002, the industrial building under construction and the related land use right in the PRC, which has an assigned period for 50 years commencing May 1993, were reclassified as "asset to be disposed of by sale" following management's decision to dispose of the property as a general purpose industrial building. As a result, the property has been written down to its fair market value less costs to sell pursuant to SFAS No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets", resulting in an asset impairment charge of $13,378 during the year ended March 31, 2003. The net book value of the property and the land use right were $4,071 and $1,159 respectively as of March 31, 2005, 2004 and 2003. The Company entered into a contract with an independent third party for the sale of the subsidiary of the Company that holds title to this building and the associated land use rights in the PRC. The sale was completed on April 13, 2005 for approximately of $7,692 in cash.

7. LAND USE RIGHT

Land use right consisted of the following:

	March 31,	
	2005	2004
Land use right	$ 981	$ 981
Less: Accumulated amortization	(239)	(220)
	$ 742	$ 761

A subsidiary of the Company operating in Shenzhen, the PRC owns factory buildings on certain state-owned land in the PRC and has been assigned the land use right for a period of 50 years since May 1, 1992.

The land use right in the PRC for the factory under construction was reclassified as "asset to be disposed of by sale" following management's decision to dispose of the property as a general purpose industrial building during the quarter ended June 30, 2002 (see Note 6).

During the years ended March 31, 2005, 2004 and 2003, amortization expense related to the land use right amounted to $19, $20 and $20, respectively.

(United States dollars in thousands, except number of shares and per share data)

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	March 31,	
	2005	2004
Buildings	$ 2,524	$ 2,524
Plant, machinery, molds and equipment	31,792	37,656
Leasehold improvements, furniture, fixtures and motor vehicles	23,875	26,817
	58,191	66,997
Less: Accumulated depreciation	(33,580)	(38,751)
	$ 24,611	$ 28,246

During the years ended March 31, 2005, 2004 and 2003, depreciation expense amounted to $7,002, $6,247 and $6,249, respectively.

9. OTHER DEPOSIT

Other deposit represents the security bond placed at a Taiwanese court in order to obtain an anti-injunction order in respect of a potential patent dispute in Taiwan. See Note 18(d) "Litigation" for details. Management does not expect the case to be settled within 12 months and therefore the amount was classified as a non-current asset as at March 31, 2005.

10. COST OF GOODS SOLD

The cost of goods sold for fiscal 2005 included an impairment charge of $663 associated with a write down of plant, machinery and equipment used in Peak's tape and reel businesses, an inventory reserve of $2,032 for recycled material that could not be economically utilized, and $403 of inventory reserve mainly for tubes, tapes and reels due to pricing trends.

Amounts of approximately $1,121, $579, and $432 related to the write-off of machinery and molds were included in cost of goods sold due to asset loss, technological obsolescence and capacity under-utilization for the years ended March 31, 2005, 2004 and 2003.

The Company discovered discrepancies in the computation and withholding of both taxes and social insurance contributions for workers at the Company's main production facilities (the "Factory"), which are located in Shenzhen, the PRC and operated pursuant to a processing agreement with an unaffiliated PRC company that obligates it to provide all of the personnel for the operation of the Company's facilities and to render assistance in dealing with matters relating to the import of raw materials and the export of the Company's products. The discrepancy, which was at the Factory and not at Peak, was discovered as a result of a claim by an employee regarding the computation of wages and withholding. Upon discovery of these discrepancies, the Company conducted an internal review of the Factory's practices and engaged third party advisors to assist the Company in assessing the Factory's and the Company's obligations with respect to these discrepancies. Upon completion of this review in the third quarter of 2005, management concluded that the Factory has a duty to correct certain of these discrepancies that amounted to a total of $1,332. While the Company believes it is not contractually obligated under the terms of its agreement with its processing partner to pay these amounts and while no claim has been made by any government agency, in the event the Factory was required to pay all or any

(United States dollars in thousands, except number of shares and per share data)

10. COST OF GOODS SOLD (cont'd)

portion of these liabilities, it is likely that the Company would voluntarily make such payment in order to avoid the seizure of the Factory's assets and keep it operational. Therefore, the Company has accrued $1,332 as additional manufacturing costs for the year ended March 31, 2005.

In and around August 2004, approximately 86 employees in the Factory, filed various lawsuits against the Factory based on an assortment of violations of the labor laws in the PRC. These lawsuits were instigated by changes in the way the Factory workers were paid that resulted in reductions in worker's take-home pay. The lawsuits allege breach of employment contracts due to violations of various labor laws by the Factory including, among others, the minimum wage laws, failure to properly compute and pay overtime wages, failure to pay social insurance payments, and other matters. Most of these claimants seek compensation not only for the unpaid amounts, but also for statutory severance pay based on the breach of the employment contract. The total amount sought by these claimants is approximately $300.

These cases were consolidated into three proceedings and are in various stages of litigation. Typically, labor cases in the PRC are first arbitrated and then may be appealed to the courts. The Factory has acknowledged its obligation to properly compute and pay overtime and social insurance and similar payments but seeks to avoid liability for severance payments. While the Factory prevailed during the arbitration on the issue of liability for severance payments, these cases are set for trial and further appeals. The Factory has offered to settle all of these lawsuits for the amount of the underpayments and costs incurred in a total amount of approximately $30.

While the Company believes it is not contractually obligated under the terms of its agreement with its processing partner to pay these amounts, in the event a judgment for damages shall be entered against the Factory and the Factory shall have insufficient assets to satisfy the judgment, then it is likely that the Company will pay the amount of such insufficiency to protect the Factory against the seizure of its assets.

Accordingly, the Company has accrued for $300 as additional manufacturing costs for the year ended March 31, 2005.

11. DELIVERY AND FREIGHT EXPENSES

For the years ended March 31, 2005, 2004 and 2003, the Company incurred delivery and freight expenses of approximately $3,422, $3,103, and $2,754 respectively, which have been included as part of selling and marketing expenses.

12. OTHER INCOME (EXPENSE), NET

Other income (expense), net consisted of the following for the periods indicated:

	Year ended March 31,		
	2005	2004	2003
Foreign currency exchange gain/(loss), net	$ 93	$ (98)	$(106)
Judgment claims from litigation	—	367	—
	$ 93	$269	$(106)

During the years ended March 31, 2005, 2004 and 2003, the Company had exchange losses on foreign currency forward contracts of $nil, $nil and $36 respectively.

(United States dollars in thousands, except number of shares and per share data)

13. INTEREST INCOME

Interest income was derived from bank deposits of the Company during the years ended March 31, 2005, 2004 and 2003.

14. INCOME TAX BENEFIT (EXPENSE)

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The income (loss) before income taxes by geographical location was as follows for the periods indicated:

	Year ended March 31,		
	2005	2004	2003
Hong Kong	$ (9,851)	$ 63	$(16,130)
Other countries	(484)	(17)	(296)
	$(10,335)	$ 46	$(16,426)

The current and deferred elements of income tax benefit (expense) by geographical locations was as follows:

	Year ended March 31,		
	2005	2004	2003
Current income tax:			
Hong Kong	$ 339	$ (48)	$(208)
United States	—	(104)	(134)
Malaysia	(8)	—	(1)
Singapore	—	(3)	9
Deferred income tax:			
Hong Kong	795	(123)	230
	$1,126	$(278)	$(104)

The components of the net deferred income tax liabilities as of March 31, 2005 and 2004 were as follows:

	March 31,	
	2005	2004
Temporary differences arising from depreciation and amortization	$(1,957)	$(2,155)
Total deferred tax liabilities	(1,957)	(2,155)
Reserves and accruals not currently deductible	153	138
Net operating losses carried forward	1,348	816
Total deferred tax assets	1,501	954
Less: valuation allowance	(419)	(469)
Net deferred tax liabilities	$ (875)	$(1,670)

As of March 31, 2005 and 2004, the Company provided for a full valuation allowance against the deferred tax assets of subsidiaries in Malaysia, Singapore, Taiwan and the U.S.A. due to the uncertainty surrounding the realizability of these benefits in future tax returns.

(United States dollars in thousands, except number of shares and per share data)

14. INCOME TAX BENEFIT (EXPENSE) (cont'd)

The effective tax rates of the Company for the respective years were as follows:

	Year ended March 31,		
	2005	2004	2003
Hong Kong profits tax rate	17.5%	17.5%	16.0%
Hong Kong profits tax relief for the PRC operations	(8.8)	(8.8)	(8.0)
Change in Hong Kong profits tax rate	—	308.8	—
Tax interest on disputed assessment	—	139.7	(1.3)
Difference in tax rates outside Hong Kong	(0.8)	179.5	(7.1)
Other items	(18.8)	(31.7)	(0.2)
	(10.9)%	605.0%	(0.6)%

The Company operates a manufacturing plant in the PRC pursuant to a contract processing agreement with an unaffiliated PRC company. According to the tax guidelines issued by the tax authority in a situation where a Hong Kong company manufactures goods partly in Hong Kong and partly outside Hong Kong, the IRD may accept profits that relate to the manufacture of the goods outside Hong Kong to be offshore in nature and therefore not subject to Hong Kong profits tax. The offshore claim would only be allowed by the IRD by way of concession and provided that certain criteria are met to their satisfaction. The Company believed that most of its manufacturing activities were conducted outside Hong Kong and therefore since fiscal 1996 it apportioned a substantial amount of its profits (80% to 90%) to activities outside Hong Kong for tax filing purposes. However, since fiscal 1996, there was a dispute with the IRD relating to the apportionment basis of the profit derived from manufacturing activities outside Hong Kong. The Company raised a number of objections to the tax assessments and examined factors that the IRD used to ascertain the geographic nature of the Company's activities and sources of the profits. The Company made provisions for taxes payable according to the apportionment basis based on practices normally acceptable by the IRD in general cases. Interest associated with the tax payable for fiscal years 1996 to 2004 had also been accrued. The Company believed that the aggregate maximum amount of its potential exposure was approximately $4,278 plus interest in the amount of $1,362. As a result, the Company accrued $5,640 as of March 31, 2004 and $5,579 as of March 31, 2003 as part of the income taxes payable.

In connection with the above, the IRD requested that the Company place tax reserve certificates of $5,061 with IRD as of March 31, 2004 and the tax reserve certificates of $3,709 and letters of credit of $613 with the IRD as of March 31, 2003, which could be recovered if the Company prevailed.

In the year ended March 31, 2005, these tax reserve certificates were utilized to pay for those prior year taxes and a net gain of $340 was recognized as a result of a settlement with the Inland Revenue Department of Hong Kong for prior years' tax disputes when Peak was allowed a significant relief on related interest charges.

As of March 31, 2005, the Company had operating loss carry-forwards of $5,776, $437, and $446 from operations in Hong Kong, Malaysia and Singapore respectively, which can be carried forward indefinitely to offset against operating income arising in the future. From its operation in Taiwan it had operating loss carry-forwards of $373, $223 of which will expire on March 31, 2006, $150 of which will expire on March 31, 2007.

(United States dollars in thousands, except number of shares and per share data)

15. COMPREHENSIVE LOSS

The Company's comprehensive loss consists of the following:

	Year ended March 31,		
	2005	2004	2003
Net loss	$(9,209)	$(232)	$(16,530)
Other comprehensive loss			
Foreign currency translation	(59)	(89)	(16)
Comprehensive loss	$(9,268)	$(321)	$(16,546)

	March 31,	
	2005	2004
Accumulated other comprehensive loss—Foreign currency translation	$(1,261)	$(1,202)

16. BANKING FACILITIES

At March 31, 2005, the Company had unsecured letter of credit facilities available of $5,564 (2004—$6,846), of which $4,231 remained unused (2004—$5,524). No amounts of indebtedness were outstanding at March 31, 2005 and 2004. Interest rates in respect of credit facilities are generally based on the weighted average lending rates of 3.60% (2004—3.68%) and the line of credit is normally subject to annual review.

17. EMPLOYEE BENEFIT PLANS

Before December 2000, the Company had an established defined contribution plan for its Hong Kong employees. The assets of the plans were managed by independent trustees. Employees could elect not to make contributions to the plans or they could elect to contribute a fixed percentage from 1% to 5% (in 1% increments) of the employee's basic salary. The employer's contributions were based on 5% of the employee's basic salary. The employees were entitled to the full amount of the Company's contributions and accrued interest thereon after 10 years of complete service or at a reduced scale of 90% to 30%, after completion of 9 to 3 years of service, respectively.

Since December 2000, the Company has made contributions, for the benefit of its Hong Kong employees, to provident funds as required under the Hong Kong Mandatory Provident Fund ("MPF") regulations. The assets of the plans are held under provident funds managed by independent trustees who are approved by the MPF Authority of Hong Kong. The employees can elect not to make contributions to the plan or they can elect to contribute a fixed percentage from 1% to 5% (in 1% increments) of individual employee's monthly compensation as additional voluntary contributions. The employer's contributions are based on 5% of individual employees' monthly basic salaries. While the employees can withdraw and/or terminate the additional voluntary contributions at any time, their entitlements to the employer's contributions are as follows:

1) Up to a limit of $2 per year of service for an individual employee, the employees are entitled to the whole of the employer's contributions and accrued interest thereon immediately, however they can only withdraw the amount upon reaching retirement age as defined under the MPF rules.
2) For any contribution in excess of the above limit, the employees are entitled to the whole of the employer's contributions and accrued interest thereon after 10 years of complete service or at a reduced scale of 90% to 30%, after completion of 9 to 3 years of service, respectively.

(United States dollars in thousands, except number of shares and per share data)

17. EMPLOYEE BENEFIT PLANS (cont'd)

In addition, certain subsidiaries of the Company are required to contribute amounts based on employees' salaries to the retirement schemes as stipulated by relevant local authorities. The employees are entitled to the Company's contributions subject to the regulations of the relevant local authorities.

Total expense related to the above plans was $359, $248 and $242 for the years ended March 31, 2005, 2004 and 2003 respectively.

18. COMMITMENTS AND CONTINGENCIES

(a) *Capital commitments*

As of March 31, 2005, 2004 and 2003, the Company and its subsidiaries had contracted for capital expenditure on property, plant and equipment of $105, $1,223 and $144 respectively.

(b) *Operating leases*

The Company and its subsidiaries lease certain land and buildings under operating leases, most of which do not contain renewal options or escalation clauses, which expire through December 2007. Rental expense under operating leases for the years ended March 31, 2005, 2004 and 2003 amounted to $1,714, $1,738 and $1,955, respectively.

The aggregate annual minimum operating lease commitments under all non-cancelable leases at March 31, 2005 are as follows:

Year ending March 31,	
2006	$ 974
2007	615
2008	158
2009	—
	$1,747

(c) *Foreign exchange contracts*

As of March 31, 2005 and 2004, there were no outstanding foreign exchange contracts.

(d) *Litigation*

R.H. Murphy Co., Inc. ("Murphy") is the owner of U.S. Reexamined Patent 5,400,904 C1 and certain corresponding foreign patents, which patents are directed to specific features in trays used to carry integrated circuits. Murphy has notified the Company and certain of its customers that it believes these patents are infringed by certain integrated circuit trays that the Company provided to its customers, and indicated that licenses to these patents are available. The Company does not believe that any valid claim of these patents is infringed, and is proceeding consistent with that belief.

On July 8, 2002, the Company placed a security bond of approximately $301 at a Taiwanese district court in connection with a preliminary injunction order so that the Company can continue to sell trays in Taiwan without being interrupted by Murphy and its three distributors in Taiwan. The Taiwanese district court granted the

(United States dollars in thousands, except number of shares and per share data)

18. COMMITMENTS AND CONTINGENCIES (cont'd)

preliminary injunction order in June 2002, after which Murphy's three local distributors filed an appeal with the Taiwanese high court against the grant of the order by the district court. In December 2002, the high court ruled that the anti-injunction order should be revoked. In February 2003, the Company filed an appeal to the Taiwanese Supreme Court which was granted and resulted in the dismissal of Murphy's local distributors' appeals. The grant of the preliminary injunction order has now become final and, accordingly, it is unlikely that Murphy or its local distributors will be able to obtain preliminary injunctive relief against the Company or its Taiwan customers during the pendency of the underlying litigation. In addition, in October 2002, the Company filed a civil suit against Murphy with the Taiwanese district court seeking permanent relief in connection with the preliminary injunction order. An additional security bond of approximately $13 was placed with the Taiwanese court in connection with the underlying civil suit, which was later increased by approximately $23. If the Company's effort to receive permanent relief is not successful, the Company may be required to forfeit the bonds and Murphy and its distributors in Taiwan may assert patent infringement claims against the Company which, if successful, could prevent the Company from selling certain of its products in Taiwan and could result in monetary damages. In December 2001, the Company also filed an action with the Taiwanese Intellectual Property Office to invalidate Murphy's patent. In February 2002, the Company also filed a complaint for unfair competition with the Fair Trade Commission against Murphy. The Fair Trade Commission dismissed the action and the Company has filed an appeal. That appeal was dismissed and the Company filed an administrative suit contesting the dismissal. At present, the outcome of this patent dispute cannot be predicted with reasonable particularity and no impact to the financial statements has been reflected in this respect.

(e) *Others*

In April 2005, the PRC tax authorities began an investigation into the withholding and payment of income taxes by the factory in Shenzhen for certain current and former employees of Peak, its affiliates or other companies who performed services at the factory but may not have paid income taxes in the PRC and for whom the factory may not have withheld and paid income taxes. While no claim has been made at this time, the PRC tax authorities may seek to collect unpaid income taxes on salaries and expense allowances of certain current and former employees of Peak, its affiliates or other companies who performed services in the PRC based on the worker's relationship with the factory and interest and penalties on such amounts. Since some of these claims are based on income earned over several years, the amount of such taxes, accrued interest and penalties could be substantial. We do not believe that we are liable for such claims, but in the event the PRC tax authorities determine payments for back taxes, interest and penalties are owed, the potential consequences include substantial monetary claims against the factory or the seizure of the factory and the Company's assets at the factory and the termination of substantially all of our production operations. In the event the PRC authorities asserted claims for such taxes against the Shenzhen factory, the Company may make such payments on a voluntary basis in order to avoid the seizure of the factory or our assets at the factory and keep it operational. At present, the outcome of this investigation cannot be predicted with reasonable particularity and no impact to the financial statements has been reflected in this respect.

19. COMMON STOCK

In September 2000, the Board of Directors authorized the repurchase, at management's discretion, of up to $10,000 of Company's common stock at prices not to exceed 150% of the Company's net asset value per share. Common stock repurchased will be cancelled immediately. The excess of purchase price over par value is charged to additional paid-in capital.

(United States dollars in thousands, except number of shares and per share data)

19. COMMON STOCK (cont'd)

There was no repurchase of shares for year ended March 31, 2005. During the years ended March 31, 2004 and 2003, the Company repurchased 660,186 shares at an average cost of $3.66 per share and 47,366 shares at an average cost of $4.20 per share.

20. RELATED AND AFFILIATED PARTY TRANSACTIONS

During the years ended March 31, 2005, 2004 and 2003, there were no significant transactions with related parties.

21. SEGMENT INFORMATION

The Company and its subsidiaries operate in one business segment, which is to manufacture and sell precision engineered packaging products, such as matrix and disk drive trays, shipping tubes, reels and carrier tapes, lead frame boxes and interleave used in the storage and transportation of semiconductor devices and other electronic components. It is management's view that the products of the Company are of similar nature and therefore only one business segment is identified.

An analysis of net sales, operating (loss) profit and identifiable assets by geographic region is as follows:

	Hong Kong & the PRC	U.S.A.	Other Asian countries	Eliminations	Consolidated
Year ended March 31, 2005					
Net sales to third parties	$ 34,157	$3,772	$29,980	$ —	$ 67,909
Transfer between geographic areas	32,707	—	2,636	(35,343)	—
Total net sales	66,864	3,772	32,616	(35,343)	67,909
Segment (loss) income*	(10,224)	149	(316)	(266)	(10,657)
Depreciation and amortization	6,902	96	23	—	7,021
Asset impairment	663	—	—	—	663
Interest income	221	7	1	—	229
Interest expense	—	—	—	—	—
(Loss) Income before income taxes	(9,850)	152	(371)	(266)	(10,335)
Income tax benefit (expense)	1,135	—	(9)	—	1,126
Capital expenditure	5,098	64	24	—	5,186
Land use rights	742	—	—	—	742
Asset to be disposed of by sale	5,230	—	—	—	5,230
Property, plant and equipment, net	24,390	213	41	—	24,644
Other identifiable assets	21,404	830	6,875	(1,367)	27,742
Corporate assets	—	—	—	—	22,301
Total assets					$ 80,659

PEAK INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(United States dollars in thousands, except number of shares and per share data)

21. SEGMENT INFORMATION (cont'd)

	Hong Kong & the PRC	U.S.A.	Other Asian countries	Eliminations	Consolidated
Year ended March 31, 2004					
Net sales to third parties	$ 29,992	$3,910	$29,854	$ —	$ 63,756
Transfer between geographic areas	32,590	—	3,034	(35,624)	—
Total net sales	62,582	3,910	32,888	(35,624)	63,756
Segment (loss) income*	(199)	226	(270)	(146)	(389)
Depreciation and amortization	6,054	140	73	—	6,267
Asset impairment	—	—	—	—	—
Interest income	163	3	—	—	166
Interest expense	—	—	—	—	—
(Loss) Income before income taxes	30	237	(75)	(146)	46
Income tax expense	171	104	3	—	278
Capital expenditure	6,931	40	40	—	7,011
Land use rights	761	—	—	—	761
Asset to be disposed of by sale	5,230	—	—	—	5,230
Property, plant and equipment, net	28,761	315	139	—	29,215
Other identifiable assets	23,185	807	9,484	(1,100)	32,376
Corporate assets	—	—	—	—	20,303
Total assets					$ 87,885
Year ended March 31, 2003					
Net sales to third parties	$ 28,073	$6,195	$21,874	$ —	$ 56,142
Transfer between geographic areas	26,378	—	1,733	(28,111)	—
Total net sales	54,451	6,195	23,607	(28,111)	56,142
Segment (loss) income*	(16,129)	360	(744)	(92)	(16,605)
Depreciation and amortization	6,032	147	97	—	6,276
Asset impairment	13,378	—	—	—	13,378
Interest income	278	5	2	—	285
Interest expense	—	—	—	—	—
(Loss) Income before income taxes	(16,041)	365	(658)	(92)	(16,426)
Income tax expense (benefit)	(22)	134	(8)	—	104
Capital expenditure	2,395	31	26	—	2,452
Land use rights	781	—	—	—	781
Asset to be disposed of by sale	5,230	—	—	—	5,230
Property, plant and equipment, net	27,508	416	166	—	28,090
Other identifiable assets	20,089	839	8,002	(936)	27,994
Corporate assets	—	—	—	—	25,928
Total assets					$ 88,023

* Segment (loss) income consisted of sales net of cost of goods sold and operating expenses.

(United States dollars in thousands, except number of shares and per share data)

21. SEGMENT INFORMATION (cont'd)

Intercompany sales between geographic areas are recorded at cost plus a mark-up. Such transfers are eliminated on consolidation.

Property, plant and equipment and other identifiable assets are those assets used in the Company's operations in each geographic area. Corporate assets represent cash and cash equivalents.

An analysis of sales by geographic destination for the relevant years is as follows:

	Year ended March 31,		
	2005	2004	2003
North Asia	61.6%	59.7%	56.3%
South Asia	27.2	29.6	26.9
North America	5.6	6.1	11.1
Europe	5.6	4.6	5.7
	100.0%	100.0%	100.0%

North Asia consists of the PRC, Hong Kong, the Philippines, Taiwan, Japan and Korea while South Asia consists of Singapore, Malaysia and Thailand.

22. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and accounts receivable.

The Company places its temporary cash investments with various financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Company believes that no significant credit risk exists as these investments are made with high-credit, quality financial institutions.

The Company's business activities and accounts receivable are with customers in the semiconductor industries, the majority of which are located throughout Asia and the USA. The Company performs ongoing credit evaluation of its customers. The Company believes that no significant credit risk exists as credit losses, when realized, have been within the range of management's expectations. The Company has not experienced any significant bad debts. Bad debt expense was $20, $3 and $54 for the years ended March 31, 2005, 2004 and 2003 respectively.

One of our customers accounted for 11.4% and 11.7% of the Company's net sales during the years ended March 31, 2005 and 2004 respectively. No customer accounted for more than 10% of the Company's net sales for the year ended March 31, 2003.

(United States dollars in thousands, except number of shares and per share data)

23. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

An executive share option plan was adopted by the Board of Directors and approved by the sole shareholder on March 18, 1997. Another share option plan was approved by the Board of Directors and shareholders in the annual general meeting on July 27, 1998. With additional shares approved by shareholders in the annual general meeting on November 3, 1999, an aggregate of 3,400,000 shares has been reserved for issuance under the plans. Under the plans, directors, officers, employees of, and advisors and consultants to the Company or its affiliates may, at the discretion of a committee of the Board of Directors administering the plan, be granted the general options to purchase shares at an exercise price per share of no less than the par value of a share. Options granted on various dates have different vesting schedules depending on the conditions of the grant. Among the options granted, the maximum term was 10 years from the date of grant. During the years ended March 31, 2005, 2004 and 2003, the exercise prices of options granted under these plans were equal to or greater than the market value of the shares on the date of the grant. No compensation cost was charged to the statements of operations during those years.

	Outstanding options	
	Number of shares	Weighted average exercise price per share
Outstanding at March 31, 2002	2,686,894	7.29
Granted (fair value of $1.67)	1,088,000	4.20
Exercised	(2,000)	3.66
Forfeited	(235,435)	8.56
Outstanding at March 31, 2003	3,537,459	6.26
Granted (fair value of $2.12)	291,000	5.53
Exercised	(244,183)	3.69
Forfeited	(773,963)	7.78
Outstanding at March 31, 2004	2,810,313	5.99
Granted (fair value of $2.02)	599,420	4.54
Exercised	(62,519)	3.93
Forfeited	(984,535)	6.46
Outstanding at March 31, 2005	2,362,679	5.48

The following is additional information relating to options outstanding as of March 31, 2005:

	Outstanding			Exercisable		
Range of Exercise Prices	Number of Shares	Weighed-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
$ 0–$ 4.99	1,216,573	3.943	3.27	878,451	3.806	3.33
$ 5.00–$ 7.49	867,035	5.994	3.09	716,452	6.069	3.12
$ 7.50–$ 9.99	39,000	8.875	4.89	38,583	8.884	4.93
$10.00–$12.99	230,928	11.044	3.63	230,928	11.044	3.63
$13.00–$19.99	9,143	19.375	2.94	9,143	19.375	2.94
	2,362,679			1,873,557		

(United States dollars in thousands, except number of shares and per share data)

23. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS (cont'd)

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair values of stock options at date of grant of $2.02, $2.12 and $1.67 per option for the years ended March 31, 2005, 2004 and 2003, respectively, were estimated using the Black-Scholes option pricing model with the following assumptions:

	Year ended March 31,		
	2005	2004	2003
Expected life of options years	3 years	3 years	3 years
Risk-free interest rate	3.24%	2.46%	1.93%
Expected volatility of underlying stock	60%	56%	58%
Dividend	—	—	—

The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model may not necessarily provide a reliable single measure of the fair value of the stock options.

An employee stock purchase plan (the "Old Plan") was adopted by the Board of Directors and approved by shareholders in July 1998. An aggregate of 160,000 shares has been reserved for issuance under the Old Plan and most of the reserved shares were issued during the year ended March 31, 2001. Under the Old Plan, employees of the Company, participating in the Old Plan, may purchase shares at a price equal to 85% of the lower of the fair market value of the shares on the last trading day in an accumulation period or the last trading day before the commencement of the applicable offering period, but no less than the par value, of a share of the Company in any accumulation period. Accumulation periods under the Old Plan are for a period of 6 months and commence on April 1 and October 1 each year. Employees may elect for a minimum of 1% and a maximum of 20% of eligible salary to be withheld for investment in this Old Plan. On the last day of each accumulation period each employee shall be deemed to have elected to purchase the number of shares at a price determined above. Employees may withdraw from the Old Plan at any time and receive a refund of all contributions, without interest, made in the accumulated period. Pursuant to the Old Plan, 76,754 shares of common stock were issued to employees during the year ended March 31, 2001 at an average subscription price of $2.10.

On August 1, 2000, the Board of Directors adopted and on September 13, 2000 the shareholders approved a new employee stock purchase plan (the "New Plan") which allows eligible employees to purchase the Company's common stock at a price equal to 85% of the lesser of the fair market value of a share on the first trading day and the last trading day in each offering period of three months from January 1, 2001 to December 31, 2010. A total of 200,000 shares have been reserved for issuance under the New Plan. Eligible employees may elect for a minimum of 1% and a maximum of 20% of eligible salary to be withheld for investment in the New Plan. Employees may withdraw from the Plan at any time and receive a refund of all contributions, without interest, made in any offering period. Employee's contributions to the New Plan were $188, $254 and, $191 for the years ended March 31, 2005, 2004 and 2003 respectively. Pursuant to the New Plan, 45,178 shares of common stock were issued to employees during the year ended March 31, 2005 at an average subscription price $4.17, 63,782 shares of common stock were issued to employees during the year ended March 31, 2004 at an average subscription price of $3.55 while 45,954 shares of common stock were issued to employees during the year ended March 31, 2003 at an average subscription price of $4.59.

(United States dollars in thousands, except number of shares and per share data)

23. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS (cont'd)

If the Company had accounted for its stock option plans and the stock purchase plan by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net loss and earnings (losses) per share would have been increased/reduced as follows:

	Year ended March 31,		
	2005	2004	2003
Net loss, as reported	$(9,209)	$ (232)	$(16,530)
Add (less): compensation expense released (recognized) under SFAS no. 123, net of tax	$ 967	$1,799	$ (991)
Pro forma net income (loss)	$(8,242)	$1,567	$(17,521)
Pro forma earnings (losses) per share			
—Basic	$ (0.66)	$ 0.13	$ (1.38)
—Diluted	$ (0.66)	$ 0.12	$ (1.38)

Schedule II—Valuation and Qualifying Accounts
(United States dollars in thousands)

Description	Balance at beginning of year	Charged (Released) to costs and expenses	Charged to other accounts	Bad debts written off	Balance at end of year
Allowance for doubtful accounts:					
Year ended March 31, 2003	$241	$ 54	$—	$ (7)	$288
Year ended March 31, 2004	288	(51)	—	—	237
Year ended March 31, 2005	237	20	—	—	257

Table for Allowances for Sales Returns
(United States dollars in thousands)

Description	Balance at beginning of year	Charged (Released) to costs and expenses	Balance at end of year
Allowance for sales returns:			
Year ended March 31, 2003	$43	$(21)	22
Year ended March 31, 2004	22	38	60
Year ended March 31, 2005	60	28	88